UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SharpMed, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Arizona

Date of Organization:

December 18, 2015

Physical Address of Issuer:

14362 N Frank Lloyd Wright Blvd, #1000, Scottsdale AZ 85260

Website of Issuer:

https://sharpmed.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).[1]

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Units, no par value

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,200,000

Deadline to reach the Target Offering Amount:

September 19, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

---

[1] Commissions will not apply to individual investment commitments of twenty-five thousand dollars ($25,000.00) or more by individual (natural person) Investors, subject to the terms and conditions of that certain Amended and Restated Republic Regulation Crowdfunding Offering Agreement, dated May 1, 2024, by and between the Issuer and Republic.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$312,773	$531,945
Cash & Cash Equivalents	$73,268	$21,882
Accounts Receivable	$0	$0
Short-term Debt	$3,846,594	$3,439,211
Long-term Debt	$2,436,533	$2,436,533
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($1,041,555)	($2,702,404)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SharpMed, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF

THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

THE OFFERING AND THE SECURITIES 1

    The Offering 1

    The Deal Page 2

    Material Changes 2

    Intermediate Closings 2

    The Securities 2

    Authorized Capitalization 3

    Rights and Duties of the Manager 3

    Matters Requiring Approval of a Majority-in-lnterest of the Members...................................3

    Distributions 3

    Dissolution..4

    Right To Dissociate 4

    Nominee 4

    Voting and Control 5

    Anti-Dilution Rights 5

    Restrictions on Transfer...5

    Prohibition on Creation of Security Interest 5

    Other Material Terms 5

COMMISSION AND FEES 6

    Cash Commission 6

    Other Compensation 6

RISK FACTORS 6

    Risks Related to the Issuer's Business and Industry..6

    Risks Related to the Offering 9

    Risks Related to the Securities...11

    Description of the Business 12

    Business Plan 13

    The Issuer's Products and/or Services 13

    Customer Base 13

    Intellectual Property 14

    Governmental/Regulatory Approval and Compliance..15

    Litigation 15

USE OF PROCEEDS 16

MANAGERS, OFFICERS AND KEY PERSONS 17

    Indemnification 17

CAPITALIZATION, DEBT AND OWNERSHIP 18

    Capitalization..18

    Outstanding Debt 19

    Ownership...21

FINANCIAL INFORMATION 21

    Cash and Cash Equivalents...21

Liquidity and Capital Resources 21

Capital Expenditures and Other Obligations 21

Valuation 21

Trends and Uncertainties 21

Material Changes and Other Information 21

Previous Offerings of Securities 22

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 22

TAX MATTERS 23

LEGAL MATTERS 23

ADDITIONAL INFORMATION 24

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$50,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,200,000** (the "**Maximum Offering Amount**") of Class B Units, no par value (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is **$100** and the Maximum Individual Purchase Amount is **$150,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **September 19, 2024** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of a Custodian Agreement as described in **Exhibit C** and an Omnibus Nominee Trust Agreement as described in **Exhibit D**. Under the Subscription Agreement, Custodian Agreement, and Omnibus Nominee Trust Agreement, Units sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by Brassica Trust Company LLC as nominee ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as **Exhibit D**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under **https://republic.com/sharpmed** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, Subscription Agreement attached as **Exhibit B**, Custodian Agreement attached hereto as **Exhibit C**, Omnibus Nominee Trust Agreement attached as **Exhibit D**, Operating Agreement attached hereto as **Exhibit E** and Joinder Agreement attached as **Exhibit F** in conjunction with the following summary information. All capitalized terms used herein that are not otherwise defined have the meanings as set forth in the Issuer's Amended and Restated Operating Agreement, dated May 14, 2024, as amended (the "**Operating Agreement**").

The Securities are "Class B Units" which are non-voting Units designated as Class B Units by the Manager and issued by the Issuer to Persons in consideration for Capital Contributions to the Issuer. Class B Members do not have the right or power to (a) participate in the designation of a Manager of the Issuer, (b) participate in the management of the Issuer, or (c) contractually bind the Issuer. Unless specifically provided for by the Operating

Agreement or required by law, Class B Members have no right to vote on any Issuer matter. Aside from the limitations set forth in the preceding sentences, Class B Members otherwise possess all other rights afforded to a Member pursuant to the Operating Agreement.

The Class B Units will be entitled to a preference only on distributions upon liquidation pursuant to Section 9.2(c) of the Operating Agreement. Except for the preference on liquidation as provided in Section 9.2(c) of the Operating Agreement, Class B Members will be *pari passu* with the Class A Members.

No Class B Member will be required to make any additional capital contributions to the Issuer under any circumstances and shall be exempt from participating in any capital call made by the Issuer unless said Class B Member elects to participate by providing written notice to the Issuer.

Authorized Capitalization

The Issuer has authorized two classes of securities, Class A Units and Class B Units. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Rights and Duties of the Manager

The business and affairs of the Issuer will be managed by the Manager. All decisions concerning the business and affairs of the Issuer will be made by the Manager. Christopher Salvino is the sole Manager of the Issuer. Upon the resignation of Christopher Salvino, a Majority-in-Interest of the Members (holding at least 80% of the Class A Units) will have the right and authority to appoint a new Manager.

Matters Requiring Approval of a Majority-in-lnterest of the Members

The Manager will not be authorized to do any of the following on behalf of the Issuer without the prior approval of a Majority-in-Interest of the Members: (a) Amend the purposes of the Issuer from those set forth in Section 1.5 of the Operating Agreement; (b) Merge the Issuer with or into any other entity, or otherwise cause the Issuer to participate in any reorganization with any other entity; (c) Transfer or otherwise dispose of all or substantially all of the Issuer's assets or change its legal structure; (d) Make any distribution of cash or other property to any Member that is inconsistent with the provisions of Article 5 of the Operating Agreement; (e) Perform any act that contravenes the provisions of this Agreement; (f) Possess property of the Issuer, or assign rights in property of the Issuer for other than a purpose of the Issuer; (g) Make any elections required of the Members pursuant to the provisions of Section 3.9 of the Operating Agreement; (h) Loan funds to any Manager, Member or Affiliate of a Member, provided any such loan shall only be on arms' length, commercially reasonable terms; (i) Issue additional Membership Interests in the Issuer, create additional classes of Membership Interests or grant any preference(s) to a Member or class of Members; (j) Call for additional capital contributions to the Issuer; (k) Incur any indebtedness by the Issuer in excess of $250,000 or that would require the execution and/or delivery of personal guaranties by the Members; and (l) Pay any compensation, bonus or other remuneration to a Manager, a Member or an Affiliate of a Manager or Member.

Distributions

Prior to the dissolution of the Issuer and the commencement of the liquidation of its assets and winding up of its affairs, and subject to Section 5.2 of the Operating Agreement, the Issuer may distribute the Net Available Cash Flow at such times and in such amounts as the Manager may determine. Any and all amounts distributed pursuant to Section 5.1 of the Operating Agreement will be distributed among the Members in the following priority: (i) first, to satisfy any loans to the Issuer from any Member; (b) second, to the Members in accordance with each Member's Percentage Interest, net of any distribution received by the Member pursuant to Section 5.2 of the Operating Agreement; provided, however, in the event the amount to be distributed hereunder exceeds $2,000,000 in any twelve (12) month period, such excess shall be distributed to the Class B Members in accordance with their respective pro rata share of the aggregate Initial Class B Member Amounts until such Initial Class B Member Amounts have been paid in full. Notwithstanding anything herein to the contrary, to the extent that Christopher Salvino is entitled to any of the above-referenced excess distributions in his capacity as a Class B Member to satisfy his Initial Class B Member Amount, Christopher Salvino has authorized and directed the Issuer to pay all of his share of such distributions to Sue Salvino to satisfy all obligations under that certain promissory note from the Issuer in favor of Sue Salvino in the original principal amount of $2,000,000 and maturing on January 14, 2029 (the "**Note**"), until such time as the obligations of the SMP Note, including all principal and interest accrued thereon, have been satisfied in full. Any distributions paid to Sue Salvino that are otherwise owed to Christopher Salvino as a Class B Member hereunder, together with any and all other payments made by the Issuer under the Note, will reduce Christopher Salvino's Initial Class B Member Amount on a dollar for dollar basis.

On an annual basis, the Issuer will distribute to the Members an amount equal to at least forty percent (40%) of the Profit of the Issuer, if any, in accordance with each Member's Percentage Interest.

Dissolution

The Issuer will be dissolved upon the first to occur of any of the following events: (i) the written agreement of a Majority-in-Interest of the Members at any time; (ii) the entry of a decree of dissolution under A.R.S. §§ 29-3701A.(4) and 29-3708; (iii) upon the occurrence of any Dissociation Event of the last remaining Member set forth in A.R.S. § 29-3602, unless within ninety (90) days of the event, all assignees of Interests in the Issuer consent in writing to admit at least one Member provided in A.R.S. §29-3701A.3.(a) of the Act to continue the business of the Issuer. Except as set forth above, the occurrence of a Dissociation Event will not cause the dissolution of the Issuer.

Upon the dissolution of the Issuer, the Manager will proceed to liquidate the Issuer's assets and properties, discharge the Issuer's obligations, and wind up the Issuer's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Issuer's assets, to the extent sufficient therefor, will be applied and distributed as follows: (i) first, to the payment and discharge of all of the Issuer's debts and liabilities except those owing to Members or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities; (ii) second, to the repayment of any outstanding loans to a Member; (iii) third, to the Class B Members in an amount equal to each respective Class B Member's Class B Member Amount, and in the event the total remaining proceeds available upon liquidation are not sufficient to satisfy the total aggregate Class B Member Amounts, then pro rata to each Class B Member in accordance with such Class B Member's Class B Member Amount; and (iv) fourth, Members in accordance with their respective pro rata share of the Member Units.

Right To Dissociate

An Investor may dissociate from the Issuer at any time by mailing or delivering a written notice of dissociation to the other Members at their last known address set forth in the list maintained by the Issuer. Notwithstanding the foregoing, the dissociation will be considered to be a breach of the Operating Agreement. The Issuer may recover damages for the breach and may offset the damages against any amount otherwise distributable to the Dissociated Member.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement attached as **Exhibit D,** Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

Voting and Control

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place, other than the Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities unless the Transfer constitutes a Permitted Transfer. Subject to the conditions and restrictions set forth in Section 8.3 of the Operating Agreement, a Transfer of the Investor's Securities will constitute a Permitted Transfer if: (a) the Members not transferring their Membership Interests unanimously consent to the transfer in writing; (b) the Transfer is made by a Member to an Affiliate of such Member or to another Member; or (c) the Transfer is made following compliance with the terms of the right-of-first refusal set forth in Section 8.6 of the Operating Agreement. It is expressly provided in the Operating Agreement that the transferee of Membership Interests in a Permitted Transfer pursuant to Section 8.2 of the Operating Agreement will become a Substitute Member only if the conditions of Sections 8.3 and 8.4 of the Operating Agreement are satisfied. If the transferee of Membership Interests in a Permitted Transfer will not become a Substitute Member, the transferee will have only the rights set forth in Section 8.7 of the Operating Agreement and the transferor will retain all management and voting rights with respect to such Membership Interests.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to two hundred and seventy (270) days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Membership Interest in any manner except with the written consent of the Manager.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Manager is entitled to compensation for services performed for the Issuer, subject to Member approval as required by Section 3.3 of the Operating Agreement.
- The Securities will be subject to rights of first refusal as set forth in Section 8.6 of the Operating Agreement, tag-along rights as set forth in Section 8.8 of the Operating Agreement.
- Transfer restrictions set forth in Article 8 of the Operating Agreement may conflict with the terms of the Custodian Agreement as described in **Exhibit C** and Omnibus Nominee Trust Agreement described in **Exhibit D.**
- If the Investor seeks to transfer beneficial interests in the Securities, and the terms of the Operating Agreement will govern. Since the legal title to the Securities will be held by Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custodian Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as **Exhibit D**. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions as set forth in Article 8 of the Operating Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with Brassica Trust Company LLC, who will serve as the custodian and nominee for the Securities.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer. The Securities are non-voting, except as otherwise set forth in the Operating Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

SharpMed, LLC is a medical device incubator. The Issuer was originally formed as Sharp Medical Products, LLC and changed its name to SharpMed, LLC on March 15, 2023.

SharpMed, LLC also operates its business through 2 wholly-owned subsidiaries, Sharp Medical Products – Chest Tube, LLC and Sharp Respiratory Innovations, LLC (formerly Sharp Medical Products - Oxygen Face Mask, LLC). Sharp Medical Products – Chest Tube, LLC was formed on December 28, 2015 in the state of Arizona. Sharp Respiratory Innovations, LLC was formed on October 2, 2019 as Sharp Medical Products - Oxygen Face Mask, LLC in the state of Arizona.

The Issuer conducts business in the state of Arizona and plans to sell products through throughout the United States and internationally.

Business Plan

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O$_2$. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O$_2$, SharpMed is strongly positioned to deliver our suite of transformative medical devices. This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company. Together, we can ignite the future of medical technology and create a healthier tomorrow. Our current products include five groundbreaking medical devices, each between 67-95% market-ready. SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Turbo 02 Cap	Cap that eliminates hypoxia during intubation	Anesthesiologists, ICU teams, EMS providers, OR staff, hospital procurement, medical training institutions, ambulatory surgery centers
Modern N95	Transparent, reusable, comfortable N95	Healthcare professionals, frontline workers, industrial workers, commuters, and individuals seeking durable, comfortable respiratory protection
Bio Protect	Highly efficient O2 mask that also reduces pathogens to the providers	Healthcare facilities, emergency services, frontline workers, and individuals seeking effective respiratory protection with pathogen reduction
Exact	Measures the cervix during labor	Obstetricians, midwives, labor and delivery nurses, and healthcare facilities optimizing labor monitoring and management
TIMES	System for inserting, draining and securing chest tubes	Surgeons, interventional radiologists, respiratory therapists, and healthcare facilities ensuring efficient chest tube management and patient care

Customer Base

SharpMed is dedicated to advancing patient care through the development of transformative medical devices. Among our current portfolio of groundbreaking products under development are the Turbo O2 Cap, designed to eliminate hypoxia during intubation, catering to the needs of anesthesiologists, ICU teams, EMS providers, OR staff, and medical training institutions. Additionally, the Modern N95 respirator offers transparency, reusability, and comfort, addressing the requirements of healthcare professionals, frontline workers, industrial workers, and commuters seeking superior respiratory protection. Furthermore, our Bio Protect O2 mask not only provides highly efficient oxygen delivery but also reduces pathogen transmission, serving healthcare facilities, emergency services, and frontline workers. The Exact device, which precisely measures cervical dilation during labor, is poised to revolutionize labor monitoring and management for obstetricians, midwives, and labor and delivery nurses. Lastly, our TIMES system streamlines the insertion, drainage, and securement of chest tubes, benefiting surgeons, interventional radiologists, respiratory therapists, and healthcare facilities ensuring optimal patient care. With a diverse and innovative product portfolio, SharpMed plans to offer investors a unique opportunity to participate in the future of healthcare technology.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
11,123,581[2]	Anti-contagion mask	Utility Patent	December 7. 2020	September 21, 2021	USA
11,684,809	Anti-contagion mask	Utility Patent	December 8.2020	June 27, 2023	USA
17/512,006	3rd generation face mask respirator	Utility Patent	October 27, 2021	Pending	USA
N/A	Oxygen ET Cap and Generated Modernization of ET Tubes'	Utility Patent	August 6, 2020	Pending	USA
11,826,507	Endotracheal tube cap with pressure relief valve	Utility Patent	April 19, 2022	November 28, 2023	USA
17,947,453	Endotracheal tube relief valve	Utility Patent	September 19. 2022	Abandoned	USA
9,295,798	Laryngoscopic device with drug and oxygen delivery conduits	Utility Patent	October 8, 2014	March 29, 2016	USA
63,428,035	Endotracheal tube relief valve	Utility Patent	May 8, 2023	Pending	USA
63,440,448	Nasal Shield Cannula	Utility Patent	January 23, 2023	Pending	USA
16/857,150	Non-rebreather face mask	Utility Patent	April 23,2020	Abandoned	USA
11,123,581[3]	Anti-contagion mask	Utility Patent	December 7, 2020	September 21, 2021	USA
18/096,331	Capnography facemask	Utility Patent	January 12, 2023	Abandoned	USA
18/137,955	Non-rebreather face mask with retention strap	Utility Patent	April 21, 2023	Pending	USA
18/144,688	Non-rebreather face mask with directed airflow	Utility Patent	May 8, 2023	Pending	USA

---

[2] Patent is assigned to Sharp Medical Products - Oxygen Face Mask, LLC (name changed to Sharp Respiratory Innovations, LLC), a subsidiary of the Issuer. The patent records will be updated to reflect the name change.
[3] Patent is assigned to Sharp Medical Products - Oxygen Face Mask, LLC (name changed to Sharp Respiratory Innovations, LLC), a subsidiary of the Issuer. The patent records will be updated to reflect the name change.

18/144,750	Non-rebreather face mask with low dead space	Utility Patent	May 8, 2023	Pending	USA
16,867,700[4]	Cervix caliper	Utility Patent	May 6, 2020	August 8, 2023	USA
16,592,723	Actuating scalpel device	Utility Patent	October 3, 2019	Abandoned	USA
16,592,728	Chest tube sheath	Utility Patent	October 3, 2019	Abandoned	USA
16,682,239[5]	Sutureless adhesion system	Utility Patent	November 13, 2019	August 2, 2022	USA
16,698,908	Chest tube valve	Utility Patent	November 27, 2019	Abandoned	USA
16,699,887	Chest tube membrane	Utility Patent	December 2, 2019	Pending	USA
11,107,371[6]	Rib training assembly	Utility Patent	May 12, 2020	August 31, 2021	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

---

[4] Patent is assigned to Sharp Respiratory Innovations, LLC, a subsidiary of the Issuer.

[5] Patent is assigned to Sharp Medical Products - Chest Tub, LLC, a subsidiary of the Issuer.

[6] Patent is assigned to Sharp Medical Products - Chest Tub, LLC, a subsidiary of the Issuer.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$84,000
New Product Marketing	0%	$0	1%	$12,000
Research and Development	49%	$24,500	49%	$588,000
New Hires	0%	$0	20%	$240,000
General Working Capital	27%	$13,500	23%	$276,000
Total	**100%**	**$50,000**	**100%**	**$1,200,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the Offering proceeds will be used.

Research and Development
General engineering, patent work, and product development costs.
New Hires
Onboarding future employees as necessary to enhance shareholder value.
General Working Capital
General and Administrative expenses related to payroll, office, and interest expense.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Salvino	Founder, Manager and CEO	SharpMed, LLC (formerly Sharp Medical Products, LLC), CEO and Manager, January 2017 to Present Responsibilities: Overall management and vision of company, including strategic planning, financial management, business development, and regulatory compliance, fostering innovation, growth, and excellence in medical device development and market expansion	Loyola Medical School, Doctor of Medicine (1987) University of Notre Dame, Biology, Bachelor of Science (1983) University of Colorado-Boulder, Masters, Aerospace Engineering with Certificate in Management (2024)
Ken Andresen	CFO	SharpMed, LLC (formerly Sharp Medical Products, LLC), CEO, April 2022 to Present Responsibilities: Oversees financial operations, budgeting, forecasting, and investor relations, ensuring financial stability, regulatory compliance, and strategic alignment for sustainable growth and profitability Parkview Christian Church, Executive Director of Operations, April 2020 to Present Oversees financial operations, budgeting, forecasting, and investor relations, ensuring financial stability, regulatory compliance, and strategic alignment for sustainable growth and profitability	University of Illinois Urbana-Champaign, Bachelor of Science in Accountancy and Bachelor of Science in Finance (2004)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Arizona law and provided for in Section 3.7 of the Operating Agreement. The Manager will not be liable or accountable in damages to the Issuer or any Member for any act or omission of such Manager in connection with carrying on the business and purposes of the Issuer unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of the Operating Agreement. Further, the Issuer will defend and hold harmless the Manager for any act or omission of the Manager in connection with carrying on the business and purpose of the Issuer unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of the Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence, willful misconduct or of a breach of the Operating Agreement, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized common interests consists of units of Class A common interests of which 10,000,000 Units are issued and outstanding (the "**Common Interests**") and units of Class B preferred interests of which 1,045,000 Units are issued and outstanding (the "**Preferred Interests**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	10,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90.5%

Type	Class B Preferred Interests
Amount Outstanding	1,045,000
Par Value Per Unit	N/A
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	Class B Preferred Interests receive a distribution and liquidation preference.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.5%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Business Line of Credit
Creditor	Tech Capital Group LLC
Amount Outstanding	$2,100,000
Interest Rate and Amortization Schedule	12%
Description of Collateral	All assets of the Issuer
Other Material Terms	Personal Guarantees from 4 Members. After the maturity date of this Note and after and during an Event of Default, the interest accrues at an interest rate of 10% and a late charge of 5% will apply on any late payment not received within 5 days after the payment due date.
Maturity Date	December 31, 2024
Date Entered Into	November 1, 2021; March 15, 2022

Type	Member Advance
Creditor	NEECI LLC
Amount Outstanding	$1,568,000
Interest Rate and Amortization Schedule	12% compounded annually, with the interest being prepaid on the date of each disbursement. After the maturity date of this Note and after and during an Event of Default, the interest accrues at an interest rate of 15% and a late charge of 5% will apply on any late payment not received within 5 days after the payment due date.
Description of Collateral	All assets of the Issuer
Other Material Terms	Under the terms of the agreements, the Issuer was required to prepay interest at inception of the loan.
Maturity Date	12/31/24
Date Entered Into	November 17, 2022

Type	Long Term Member Loan
Creditor	Suzanne Salvino
Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	1.3% accrued interest
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	January 2029
Date Entered Into	January 2022

Type	Long Term Member Loan
Creditor	Northwest Technologies
Amount Outstanding	$225,000
Interest Rate and Amortization Schedule	5% accrued interest
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	2030
Date Entered Into	2021

Type	Long Term Member Loan
Creditor	Christopher Salvino
Amount Outstanding	$211,533
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The advances are noninterest bearing and are due on demand.
Maturity Date	N/A
Date Entered Into	Various Advance Dates in 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christopher Salvino	7,500,000, Class A Units	68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of April 30, 2024, the Issuer had an aggregate of $4,504.35 in cash and cash equivalents, leaving the Issuer with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer intends to conduct a separate private offering to accredited investors under Regulation D (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Christopher Salvino, the Manager and CEO of the Issuer, continues to inject capital into the Issuer to cover operations along with other Members which have loaned capital to the Issuer as described in the "*Outstanding Debt*" section hereof.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any valuation of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>**Exhibit A**</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to report.

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

     1.   On November 17, 2022, the Issuer entered into the first of three loan agreements with NEECI LLC, a member of the Issuer, for $684,000 to finance the research and development of new medical products. The Issuer entered into the second loan agreement for $448,000 and the third loan agreement for $436,000 on January 1, 2023, and March 31,2023, respectively. These term notes bear interest at 12% compounded annually, with the interest being prepaid on the date of each disbursement. The maturity date for December 31, 2024. The balance owed on the line of credit from the member is $1,568,000.

     2.   On November 21, 2021, the Issuer entered into the first of a series of one-year loan agreements with a member of the Issuer, Tech Capital Group LLC, for $600,000 to finance the research and development of new medical products. The Issuer entered into three additional one-year loan agreements with the related party for $600,000 each on March 15, 2022, July 1, 2022, and August 31, 2022, respectively. These term notes bear interest at 12% compounded annually and require no payments until maturity. The interest for each loan was prepaid on the date of disbursement. The maturity date for the loans is December 31, 2024. The balance owed on the line of credit from the related party is $2,100,000.

     3.   On April 31, 2021, the Issuer entered into a promissory note for $225,000 with a member, Northwest Technologies, to acquire the member's ownership interest of one of the Issuer's subsidiaries. The note bears interest at 5% compounded annually and requires payments based on receipt of future funding. Within three business days of receipt of the first $1,500,000 of future investments in the Issuer, $50,000 is to be paid. Within three business days of receipt of the next $1,200,000 of future investments in the Entity, $50,000 is to be paid. The remaining balance of $125,000 had a maturity date in April 2023. However, as of the date these consolidated financial statements were available to be issued, the Issuer and the member were in the process of extending the maturity date. The promissory note is secured by membership interest pledge agreement. The note payable balance as of December 31, 2023 and 2022 is $225,000. The balance owed on the line of credit from the related party is $225,000.

     4.   On January 14, 2022, the Issuer entered into a promissory note for $2,000,000 with a former member, Suzanne Salvino, to acquire the remaining ownership interest of one of the subsidiaries. The note bears interest at 1.3% compounded annually and requires no payments until maturity on January 14, 2029.

The promissory note is secured by membership interest pledge agreement. The balance owed on the line of credit from the related party is $2,000,000.

5.　　　The Issuer received advances from a member, Christopher Salvino, during 2021 in the amount of $211,533. The advances are noninterest bearing and are due on demand. The amount due to the member at December 31, 2023 and 2022 is $211,533. The balance owed on this loan is $211,533.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://sharpmed.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

SharpMed, LLC

_____
(Issuer)

By:

/s/ Christopher Salvino
_____
(Signature)

Christopher Salvino
_____
(Name)

CEO and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Salvino
_____
(Signature)

Christopher Salvino
_____
(Name)

Manager and CEO
_____
(Title)

May 22, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Consolidated Financial Statements and
Independent Accountants' Review Report

SharpMed, LLC and Subsidiaries

**As of and for the Years Ended
December 31, 2023 and 2022**

TEL **630 420 1360**   FAX **630 420 1463**   184 SHUMAN BLVD, SUITE 200   NAPERVILLE, IL 60563
TEL **630 377 1106**   FAX **630 377 2294**   2560 FOXFIELD ROAD, SUITE 300   ST. CHARLES, IL 60174
WWW.DHJJ.COM

CONTENTS

Independent Accountants' Review Report 1

Consolidated Financial Statements

    Consolidated Balance Sheets 2

    Consolidated Statements of Operations 3

    Consolidated Statements of Changes in Members' Deficit 4

    Consolidated Statements of Cash Flows 5

    Notes to Consolidated Financial Statements 6-11



CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
SharpMed, LLC
Scottsdale, Arizona

We have reviewed the accompanying consolidated financial statements of SharpMed, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SharpMed, LLC and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DHJJ LTD.

Naperville, Illinois
February 14, 2024

TEL **630 420 1360** FAX **630 420 1463** 184 SHUMAN BLVD, SUITE 200 NAPERVILLE, IL 60563
TEL **630 377 1106** FAX **630 377 2294** 2560 FOXFIELD ROAD, SUITE 300 ST. CHARLES, IL 60174
WWW.DHJJ.COM

SharpMed, LLC and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash	$ 73,268	$ 21,882
Total current assets	73,268	21,882
OTHER ASSETS		
Property and equipment, net	-	93
Intangible assets, net	239,505	143,451
Prepaid interest	-	366,519
	239,505	510,063
	$ 312,773	$ 531,945

LIABILITIES AND MEMBERS' DEFICIT

	2023	2022
CURRENT LIABILITIES		
Line of credit, member	$ 1,568,000	$ 893,067
Line of credit, related party	2,100,000	2,400,000
Accounts payable	96,544	101,344
Accrued interest	82,050	44,800
Total current liabilities	3,846,594	3,439,211
LONG-TERM LIABILITIES		
Note payable, member	225,000	225,000
Notes payable	2,000,000	2,000,000
Member advances	211,533	211,533
	2,436,533	2,436,533
MEMBERS' DEFICIT		
Class A Units	-	-
Class B Units	2,279,810	1,864,810
Accumulated deficit	(8,250,164)	(7,208,609)
	(5,970,354)	(5,343,799)
	$ 312,773	$ 531,945

SharpMed, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ending December 31, 2023 and 2022

	2023	2022
SALES, net	$ -	$ -
OPERATING EXPENSES	716,185	2,455,234
Operating loss	(716,185)	(2,455,234)
OTHER INCOME (EXPENSE)		
Legal settlement	140,000	-
Interest expense	(465,370)	(247,170)
	(325,370)	(247,170)
CONSOLIDATED NET LOSS	$ (1,041,555)	$ (2,702,404)

SharpMed, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
For the years ending December 31, 2023 and 2022

	Class A Units	Class B Units	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2022	$ -	$ 3,864,810	$ (4,506,205)	$ (641,395)
Consolidated net loss	-	-	(2,702,404)	(2,702,404)
Acquisition of units	-	(2,000,000)	-	(2,000,000)
BALANCE, DECEMBER 31, 2022	$ -	$ 1,864,810	$ (7,208,609)	$ (5,343,799)
Consolidated net loss	-	-	(1,041,555)	(1,041,555)
Issuance of units	-	415,000	-	415,000
				-
BALANCE, DECEMBER 31, 2023	$ -	$ 2,279,810	$ (8,250,164)	$ (5,970,354)

SharpMed, LLC and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ending December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net loss	$ (1,041,555)	$ (2,702,404)
Adjustments to reconcile consolidated net loss to net cash used by operating activities:		
Depreciation	93	186
Amortization	6,026	6,026
(Increase) decrease in:		
Prepaid interest	366,519	(349,931)
Increase (decrease) in:		
Accounts payable	(4,800)	101,344
Accrued interest	37,250	44,800
Net cash used by operating activities	(636,467)	(2,899,979)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of intangible assets	(102,080)	(128,769)
Net cash used by investing activities	(102,080)	(128,769)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances on line of credit from member	674,933	893,067
Advances on line of credit from related party	-	2,100,000
Repayment on line of credit from related party	(300,000)	-
Proceeds from issuance of units	415,000	-
Net cash provided by financing activities	789,933	2,993,067
NET INCREASE (DECREASE) IN CASH	51,386	(35,681)
Cash, beginning of year	21,882	57,563
Cash, end of year	$ 73,268	$ 21,882
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Taxes	$ -	$ -
Interest	$ 61,601	$ 552,301
Schedule of noncash financing activities:		
Acquisition of member units for a note payable	$ -	$ 2,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

SharpMed, LLC and Subsidiaries (the "Entity") is an end-to-end medical product design and development company partnering with inventors to drive innovation from the inside out. The Entity focuses on medical device inventors and strategies that prioritize providing healthcare professionals and patients with safe, comfortable, effective, and innovative medical solutions to meet everyday needs. The Entity currently holds six medical device patents and has sixteen pending patents on medical devices.

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of SharpMed, LLC ("SharpMed") and its subsidiaries, Sharp Medical Products – Chest Tube, LLC ("Chest Tube") and Sharp Respiratory Innovations, LLC ("Sharp Respiratory"). All significant intercompany balances and transactions between SharpMed and its subsidiaries have been eliminated in the accompanying consolidated financial statements. SharpMed and its subsidiaries are collectively referred to as the "Entity."

Basis of Accounting

The accounting policies of the Entity conform to accounting principles generally accepted in the United States of America. Policies outlined here, or in other notes, include all accounting policies considered significant.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of cash and accounts payable approximate fair value due to the short-term nature of these items, the fact that these amounts resulted from recent transactions between willing buyers and willing sellers, and their close proximity to maturity. The fair value of the Entity's lines of credit and notes payable approximate carrying value as the interest rate charged is reflective of market interest rates on debt bearing similar risk to the investor.

Cash

The Entity classifies all bank deposits as cash.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the useful life of the assets, primarily using the straight-line method.

Expenditures for significant renewals and betterments, if applicable that extend the useful lives of assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

Intangible assets consist of patent costs. Costs, such as filing fees with patent granting agencies and legal fees directly relating to those filings, incurred to file patent applications are capitalized when the Entity believes there is a high likelihood that the patent would be issued and there would be future economic benefit associated with the patent. These costs are amortized from the date of the patent application on a straight-line basis over the estimated useful life of 20 years, which is the legal life of the patent. All costs associated with abandoned patent applications are expensed. The Entity expenses patent annuity fees as these fees are maintenance fees required by the patent office at certain points in time after a patent is granted in order to keep the patent legal rights in force. During the years ended December 31, 2023 and 2022, these patent annuity fees were insignificant.

Impairment of Long-Lived Assets

The Entity reviews long-lived assets, including patents, for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value. There were no impairment charges or long-lived assets disposed of during the years ended December 31, 2023 and 2022.

Equity Capital

The Entity authorized and issued two class of equity units, Class A Units ("A Units") and Class B Units ("B Units"), to the members of the Entity upon formation. Each member receives an equal share of profits, losses and distributions.

Management and Governance

The Members have appointed a managing member of the Entity with the authority to manage the affairs of the Entity in accordance with the Agreement. However, the managing member must receive 95% prior approval from the members to (a) issue additional membership interests in the Entity, create additional classes of membership interests or grant any preferences to a member or class of members, (b) call for additional capital contributions, (c) incur any indebtedness in excess of $250,000 or any indebtedness that would require personal guaranties by the members and (d) pay any compensation, bonus or other remuneration to a manager or member.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities on the Entity's medical devices. Costs include items such as engineering, materials and external costs to vendors engaged to conduct product development activities. Total research and development expenses for the years ended December 31, 2023 and 2022 was $121,403 and $1,623,732, respectively.

Advertising Expenses

Advertising expenses are included in operating expenses and recognized by the Entity when incurred. Total advertising expenses for the years ended December 31, 2023 and 2022 was $12,564 and $8,532, respectively.

Income Taxes

The Entity has elected to be treated as a partnership for federal and state tax purposes. Income or loss of the Entity is allocated based on ownership percentages. No income tax provision has been included in the consolidated financial statements since income or loss of the Entity is required to be reported by the respective members on their income tax returns. The Entity has estimated a cumulative taxable (loss) for the years ended December 31, 2023 and 2022 and therefore no tax allowance amounts are required to be distributed.

The Entity records a liability for uncertain tax positions, including interest and penalties, when it is probable that a loss has been incurred and the amount can be reasonably estimated. No such liability was applicable to the Entity at December 31, 2023 and 2022. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Internal Revenue Service ("IRS") can include returns filed within the last three years in an audit. If a substantial error is identified, the audit could be expanded to include up to six of the preceding years.

Concentrations of Credit Risk

The Entity's financial instruments subject to credit risk are, primarily, cash. The Entity averts its risk by depositing its excess cash only in established, high quality financial institutions. Management believes that any risk of loss is significantly reduced by its ongoing credit evaluations and the close working relationship developed with its customers.

SharpMed, LLC and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The guidance in the ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months, or leases that are 12 months or less, combined with all periods covered by an option of lease extension if the lessee is reasonably certain to exercise that ability. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard was effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. The Entity does not have any leases longer than 12 months during 2023 and 2022.

Adoption of New Accounting Principle with Respect to Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The ASU introduced a new credit loss methodology, the CECL methodology, which requires earlier recognition of credit losses and requires additional disclosures about credit risk. The CECL methodology utilizes a lifetime "expected credit loss measurement objective for the recognition of credit losses for loans, held to maturity debt securities, receivables, and other financial assets. The allowance for credit loss is adjusted each period for changes in expected credit losses. This represents a significant change from previous GAAP which generally required a loss to be incurred before it was recognized. Thus, within the life cycle of a loan or other financial asset, the CECL methodology will generally result in earlier recognition of a loss provision and related allowance for credit losses compared to previous GAAP. The guidance was effective for the Entity on January 1, 2023, and did not result in an increase in the allowance for credit losses and provision for credit losses as compared to previous GAAP.

Date of Management's Review

Management has evaluated subsequent events through February 14, 2024, the date on which the consolidated financial statements were available to be issued.

NOTE B--INTANGIBLE ASSETS

Intangible assets consist of the following on December 31:

	2023	2022
Patents	$ 252,271	$ 150,191
Accumulated amortization	(12,766)	(6,740)
	$ 239,505	$ 143,451

NOTE B--INTANGIBLE ASSETS-continued

Amortization for intangibles for the years subsequent to December 31, 2023 are as follows:

Year ending December 31:		
2024	$	10,109
2025		10,109
2026		10,109
2027		10,109
2028		10,109
Thereafter		188,960
	$	239,505

Amortization expense on the patents was $6,026 for the years ended December 31, 2023 and 2022. Accumulated amortization expense as of December 31, 2023 and 2022 was $12,766 and $6,740, respectively.

NOTE C--LINE OF CREDIT - MEMBER

On November 17, 2022, the Entity entered into the first of three loan agreements with a member for $684,000 to finance the research and development of new medical products. The Entity entered into the second loan agreement for $448,000 and the third loan agreement for $436,000 on January 1, 2023, and March 31,2023, respectively. These term notes bear interest at 12% compounded annually, with the interest being prepaid on the date of each disbursement. The line of credit is secured by substantially all business assets and is guaranteed by certain members as stated in the agreement. As of the date these consolidated financial statements were available to be issued, the Entity and the member were in process of extending the maturity from December 31, 2023 to December 31, 2024. The balance owed on the line of credit from the member as of December 31, 2023 and 2022 was $1,568,000 and $893,067, respectively.

Under the terms of the agreements, the Entity was required to prepay interest at inception of the loan. The balance of the prepaid interest at December 31, 2023 and 2022 was $ - and $85,711, respectively.

NOTE D--LINE OF CREDIT - RELATED PARTY

 On November 21, 2021, the Entity entered into the first of a series of one-year loan agreements with a related party for $600,000 to finance the research and development of new medical products. The Entity entered into three additional one-year loan agreements with the related party for $600,000 each on March 15, 2022, July 1, 2022, and August 31, 2022, respectively. These term notes bear interest at 12% compounded annually and require no payments until maturity. The interest for each loan was prepaid on the date of disbursement. On August 31, 2022, the loan was amended to extend the maturity date to December 31, 2023, and as of the date these consolidated financial statements were available to be issued, the Entity and the related party were in process of extending the maturity to December 31, 2024. The loans are guaranteed by certain members as stated in the agreement. The balance owed on the line of credit from the related party as of December 31, 2023 and 2022 was $2,100,000 and $2,400,000, respectively.

Under the terms of the agreements, the Entity was required to prepay interest at inception of the loan. The balance of the prepaid interest at December 31, 2023 and 2022 was $ - and $280,808, respectively.

NOTE E--NOTE PAYABLE-MEMBER

On April 31, 2021, the Entity entered into a promissory note for $225,000 with a member to acquire the member's ownership interest of one of SharpMed's subsidiaries. The note bears interest at 5% compounded annually and requires payments based on receipt of future funding. Within three business days of receipt of the first $1,500,000 of future investments in the Entity, $50,000 is to be paid. Within three business days of receipt of the next $1,200,000 of future investments in the Entity, $50,000 is to be paid. The remaining balance of $125,000 had a maturity date in April 2023. However, as of the date these consolidated financial statements were available to be issued, the Entity and the member were in the process of extending the maturity date. The promissory note is secured by membership interest pledge agreement. The note payable balance as of December 31, 2023 and 2022 is $225,000.

NOTE F--NOTE PAYABLE

On January 14, 2022, the Entity entered into a promissory note for $2,000,000 with a former member to acquire the remaining ownership interest of one of the subsidiaries. The note bears interest at 1.3% compounded annually and requires no payments until maturity on January 14, 2029. The promissory note is secured by membership interest pledge agreement.

NOTE G--RELATED PARTY TRANSACTIONS

The Entity received advances from a member during 2021 in the amount of $211,533. The advances are non-interest bearing and are due on demand. The amount due to the member at December 31, 2023 and 2022 is $211,533.

NOTE H--LEGAL SETTELMENT

The Entity was awarded and received $140,000 during 2023 for breach of contract with a vendor related to the production of a medical device in which the Entity holds a patent on.

NOTE I--CASH CONCENTRATIONS

The Entity maintains a significant portion of its cash at commercial banks located in the Chicago, Illinois area. Accounts at banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. The Entity did not have any uninsured cash balances as of December 31, 2023 and 2022. The Entity has not experienced any losses in these accounts and does not believe that a significant credit risk exists at this time.

NOTE J--CROWDFUNDING

During 2023, the Entity entered into a crowdfunding agreement. Through the crowdfunding agreement, the Entity is seeking initial investors under Section 4(a)(6), Regulation Crowdfunding, of the Securities Act of 1933 through the Portal. To facilitate the investing activities, the Entity anticipates issuing one class of common stock in a new corporation. The members of SharpMed will convert their units in SharpMed to common stock of the new corporation. Thereby, SharpMed, Chest Tube and Sharp Respiratory will become wholly owned subsidiaries of the newly formed corporation. Additional shares of the new corporation's common stock will be offered under the crowdfunding agreement.

EXHIBIT B

Form of Security

SharpMed, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Manager of SharpMed, LLC
14362 N Frank Lloyd Wright Blvd, #1000
Scottsdale, AZ 85260

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that **SharpMed, LLC**, an Arizona limited liability company, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to **600,000** Class B Units, no par value ("**Securities**") at a price of **$2.00** per Unit (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is **$50,000.00** (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is **$1,200,000.00** (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: (a) a fee of seven percent (7.0%) for the dollar value of the Securities sold to investors under the Offering. In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the dollar value of the Units issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering.[1] Investors should carefully review the Form C, which is available on the web-platform of the Portal at **https://republic.com/sharpmed** (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize Brassica Trust Company LLC and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Units within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate

---

[1] Commissions will not apply to individual investment commitments of twenty-five thousand dollars ($25,000.00) or more by individual (natural person) Investors, subject to the terms and conditions of that certain Amended and Restated Republic Regulation Crowdfunding Offering Agreement, dated May 1, 2024, by and between the Issuer and Republic.

subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in <u>Section 7</u> hereof and of the Investor contained in <u>Section 5</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Undersigned's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)   The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)	The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)	The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)	If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)	The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)	The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s)	The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)	The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Organization, as amended and/or restated from time to time, and Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or Operating Agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization and Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation CF during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of the state of **Arizona**.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the

Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The

Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)   "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

(g)   "**Units**" shall have the meaning as set forth in the Company's Operating Agreement then in effect, as may be amended and/or amended and restated from time to time.

8.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   Legend. The certificates, book entry or other form of notation representing the Securities

sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11. <u>Governing Law</u>. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the **Arizona** without regard to the principles of conflicts of laws.

12. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. <u>Entire Subscription Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. <u>Waiver, Amendment</u>. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Manager and Chief Executive Officer of the Company (the "**Lead**").

15. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18. <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar

services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Units or Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as Brassica Trust Company LLC or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____,
202__.

COMPANY:

SharpMed, LLC

By:
Name: Christopher Salvino
Title: CEO and Manager
Address: 14362 N Frank Lloyd Wright Blvd, #1000, Scottsdale AZ 85260
Email: csalvino@sharpmed.com

INVESTOR:

By:_____

Name:_____

Title:_____

EXHIBIT C

Custodian Agreement

CUSTODY AGREEMENT
(v04302024)

YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

This Custody Agreement ("**Agreement**") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("**Brassica**" or "**Custodian**") and is entered into by and between Brassica and the client {{account_signer.name}} ("**Client**"). The Custodian and Client are sometimes referred to herein individually as a "**Party**" and together as the ("**Parties**"). This Agreement is effective and the Client agrees to be bound by its terms upon the Client's execution of this Agreement ("**Agreement Effective Date**").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"***Account(s)***" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"***Affiliated Agent***" means any affiliate of the Custodian.

"***Airdrop***" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "***Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "***Non-Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"***Assets***" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"***Authenticated Instruction***" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"***Authorized Agent***" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"***Authorized Person***" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"***Blockchain Address***" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"***Business Day***" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"***Cash***" means U.S. dollars.

"***Credit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"***Cut-Off Time***" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"***Debit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"***Delivery***" (or "***Deliver***" or "***Delivered***") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"*Digital Asset*" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"*Eligible Assets*" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"*Force Majeure Event*" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"*Fork*" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"*Forked Digital Asset*" means the resulting branches of a Digital Asset that has undergone a Fork.

"*Governmental Authority*" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"*Ineligibility Determination*" has the meaning set forth in Section 2.5.

"*Instructions*" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"*Law*" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"*Person*" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"*Platform Provider*" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"*Proper Instructions*" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**Securities**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**System Failure**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**Taxes**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"*Trade Order*" means a sale or purchase order in the form of Proper Instructions.

Section 2. Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("*Eligible Asset Page*").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "*Omnibus Wallet*"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "*Client Digital Assets*") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b)   The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c)   A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5   **Acceptance and Holding of Assets**

(a)   The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b)   All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6   **Designation and Segregation of Assets**. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; <u>provided</u> that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7   **Classification of the Digital Assets in any Account**. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8   **Nature Account(s) holding Digital Assets**. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3.   **Transfers of Assets**

3.1   **Transfers of Digital Assets**

(a)   **Digital Asset Credits**. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

      (i)   Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b)   Digital Asset Debits. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

(i)   Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.2, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

(ii)   Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

(ii)   If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c)   Risk in Relation to Eligible Asset Transactions. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2   Transfers of Cash

(a)   Cash Credits. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

(i)   Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

(ii)   The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b)   Cash Debits. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

(i)   Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

(ii)   Such transfer may only be effected via wire transfer or ACH.

(iii)   Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3   Transfers of Securities

(a)   Securities Credits. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

      (i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

      (ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

      (i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

      (ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

      (iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

      (iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("***Security Instruction Token(s)***" or "***SIT(s)***"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   **Request for Additional Information**. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   **Transfer Fees**. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   **Transaction Limits**. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   **Purchase and Sale of Assets**

4.1   **Role of Custodian**. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   **At the Direction of the Client**. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   **Execution and Order Fulfillment**. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4   Settlement Services. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5.   Instructions

5.1   Authorized Persons and Authorized Agents. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2   Custodian Reliance on Instructions. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.3   Validation of Instructions. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.4   Rejection of Instruction. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.5   Platform Provider Instructions. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.6   Responsibility for and Limitations on Instructions.

(a)   The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b)   The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c)   The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d)   The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.7   Acknowledgment of Risk. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.8   English. Instructions are to be given in the English language only.

5.9   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; provided, however, that each instance will be subject to the prior approval and agreement of the Custodian; provided further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

Section 7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("***Account Tax Documentation***"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

Section 8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2   Supply of Digital Assets. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3   Insurance. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10.   Acknowledgment of Digital Asset Risks

10.1   General Risks. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a)   Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b)   Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c)   Digital Assets could become subject to Forks and various types of cyberattacks.

(d)   Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e)   The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f)   Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g)   It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h)   A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i)   The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2   Acknowledgement. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11. Representations and Warranties

11.1 Mutual Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a) If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b) It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c) It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d) This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e) Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f) Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g) Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2 Client Representations and Warranties. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a) Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b) It has the requisite power and authority to deposit the Assets in the Account(s);

(c) Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; provided that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d) There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e) It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f) It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g) It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h) It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i)   The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j)   The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k)   If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l)   If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m)   It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n)   It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o)   It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p)   It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q)   In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r) the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3   Custodian Representations and Warranties. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12.   Section Scope of Custodian's Responsibilities; Limitations

12.1   Standard of Care. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2   No Investment Advice. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3   Limitations on Losses

(a) In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b) The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c) Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d) The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4   Limitations on the Custodian's Responsibility

(a)   General. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b)   No Liability for Third Parties. The Custodian, <u>provided</u> that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause (c) below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c)   Sole Obligations of the Custodian. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d)   Performance Subject to Laws. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e)   Preventing Performance. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f)   Validity of Assets. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g)   No Fiduciary Duties. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h)   Forwarded Information; Contents of Documents. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i)   Reliance on Counsel. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j)   Security of Assets. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k)   Conflicting Claims. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l)   Legal and Regulatory Compliance. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m)   Reliance on Written Items. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13.   Client Obligations

13.1   Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2   Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3   Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4   Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5   Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6   Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7   Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8   Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   Indemnity

14.1   Indemnity to the Custodian. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   Client's Direct Liability. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   Client Final Distribution of Assets

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   Remedies Upon Nonpayment

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   Section Lien and Set Off

17.1   Lien. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   Set-off. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   Records

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   Confidential Information

19.1   Confidentiality and Use of Information. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("*Confidential Information*"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "***Term***").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2   No Consequential or Related Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22.   Fees and Payment

22.1   Fees. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in Appendix I. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2   Invoicing and Payment Terms. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3   Purchase through Platform Provider. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23.   Governing Law and Venue

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24.   Miscellaneous

24.1   Notices.   Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2   Confidential Relationship; Privacy Statement and Policy. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3   No Publicity. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16   Entire Agreement; Amendments. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

Fee Schedule

Custody Fee Per Asset Type	Fee
USD	$0.00
Securities	$0.00
Other	Contact Custodian

Transaction Type	Transaction Fee	Frequency
Wire – Domestic (in)	$0.00	Per Transaction
Wire – Domestic (out)	$15.00	Per Transaction
Wire – International (in)	$15.00	Per Transaction
Wire – International (out)	$25.00	Per Transaction
Wire – Recall	$50.00	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH – Chargeback	$15.00	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150.00	Per Return

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   <u>Revocation</u>. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5.   <u>No Beneficial Interest</u>. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Entitlement Holder.   Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Assignment. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10.   <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11.   <u>Counterparts</u>. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12.   <u>Governing Law</u>. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13.   <u>Notices</u>. All notices demands, consents, elections, offers, requests or other communications (collectively, a "<u>notice</u>") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14.   <u>Termination</u>. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee <u>provided</u>, <u>however</u>, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER   **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Operating Agreement

AMENDED AND RESTATED OPERATING AGREEMENT
OF

SHARPMED, LLC,
An Arizona Limited Liability Company

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is made and entered into as of the 14 day of MAY ., 2024, by and among SHARPMED, LLC, an Arizona limited liability company (the "**Company**"), and the members listed on Exhibit A, (collectively the "**Members**") and CHRISTOPHER SALVINO, as Manager.

ARTICLE 1

FORMATION, NAME, PURPOSES, DEFINITIONS

1.1 **Formation**. Pursuant to the Act, the Members have formed SHARPMED. LLC. an Arizona limited liability company, effective upon the filing of the Articles of Organization with the Arizona Corporation Commission. The parties have executed this Agreement to serve as the "Operating Agreement" of the Company, as that term is defined in A.R.S. §29-3102(17), and subject to any applicable restrictions set forth in the Act, the business and affairs of the Company. and the relationship of the parties to one another, shall be operated in accordance with and governed by the terms and conditions set forth in this Agreement. In addition to execution of this Agreement, the Members shall execute and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be necessary or appropriate to comply with the requirements of the Act relating to the operation and maintenance of the Company in accordance with the terms of this Agreement.

1.2 **Treatment as Partnership**. The Members intend that the Company shall be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. It also is the intent of the Members that the Company not be operated or treated as a "partnership" for purposes of §303 of the Federal Bankruptcy Code. No Member shall take any action inconsistent with the express intent of the parties hereto.

1.3 **Name**. The name of the Company shall be "SHARPMED, LLC".

1.4 **Principal Address**. The Company's principal address for the purpose of maintaining the records required to be maintained under the Act shall be located at 14350 N. Frank Lloyd Wright Boulevard, Scottsdale, Arizona 85260, or at such other location as the Members shall determine.

1.5 **Purposes and Powers**. The general purposes of the Company shall be to develop and manufacture medical equipment. The Company shall have the power to do any act necessary or expedient in order to achieve the foregoing purposes, including but not limited to incurring or guaranteeing (whether as maker, co-maker, guarantor, surety or endorser) any indebtedness, as defined under generally accepted accounting principles to include notes, bonds, debentures, capital leases and otherwise, and to engage in such other purposes, if any, as a Majority-in-Interest of the

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Members shall agree. The Company may exercise all powers reasonable or necessary to pursue the same and shall have all of the powers permitted by law.

1.6 **Term**. The term of the Company shall commence upon the filing of Articles of Organization and shall continue under the terms of this Agreement until otherwise terminated under the provisions of Article 9 hereof or in accordance with the Act.

1.7 **Agent for Service of Process**. The name and business address of the Company's initial agent for service of process is David R. Cohen, 1850 N. Central Avenue, Suite 1800, Phoenix, Arizona 85004. The Manager may remove and replace the Company's agent for service of process at any time.

1.8 **Definitions**. Capitalized words and phrases used in this Agreement shall have the following meanings:

(a) "Act" shall mean the Arizona Limited Liability Company Act, Chapter 7 of Title 29, Arizona Revised Statutes.

(b) "Affiliate" shall mean with respect to the Manager or a particular Member: (i) any Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control of such Member, (ii) any Person that is an officer of, partner in, member of, or trustee of, or serves in a similar capacity with respect to such Member or of which such Member is an officer, partner, member, or trustee, or with respect to which such Member serves in a similar capacity, (iii) any Person that, directly or indirectly, is the beneficial owner of ten percent (10%) or more of any class of equity securities of, or otherwise has a substantial beneficial interest in, such Member or of which such Member is, directly or indirectly, the owner of ten percent (10%) or more of any class of equity securities of, or otherwise has a substantial beneficial interest in, such Member or of which such Member is, directly or indirectly, the owner often percent (10%) or more of any class of equity securities or in which such Member has a substantial beneficial interest; (iv) any spouse or a lineal descendant of the Member; and (v) any trust with respect to which one or more beneficiaries consist of such Member, or the spouse or other relative of such Member.

(c) "Agreement" shall mean this written operating agreement, as amended from time to time.

(d) "ARS" shall mean the corresponding provision of the Arizona Revised Statutes.

(e) "Capital Account" shall mean have the meaning set forth in the capital account Section A.1 of Appendix A hereof.

(f) "Capital Contribution" shall mean any contribution to the capital of the Company in cash, property, or services by a Member required pursuant to Article 2

(g) "Class A Member" means a Member identified as a Class A Member on

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Schedule A.

(h) "Class A Units" means voting Units with one vote per Unit designated as Class A Units by the Company and issued by the Company to Persons in consideration for Capital Contributions to the Company. A Member whose ownership interest in the Company is represented by Class A Units shall, with respect to such Units, have the rights of a Class A Member.

(i) "Class B Member" means a Member identified as a Class B Member on Schedule A and who shall be entitled to a preference only on distributions upon liquidation pursuant to Section 9.2(c) herein. Except for the preference on liquidation as provided herein, Class B Members shall be pari passu with the Class A Members.

(j) "Class B Units" means non-voting Units designated as Class B Units by the Manager and issued by the Company to Persons in consideration for Capital Contributions to the Company. Class B Members do not have the right or power to (a) participate in the designation of a Manager of the Company, (b) participate in the management of the Company, or (c) contractually bind the Company. Unless specifically provided for by this Agreement or required by law, Class B Members have no right to vote on any Company matter. Aside from the limitations set forth in the preceding sentences, Class B Members otherwise possess all other rights afforded to a Member pursuant to this Agreement.

(k) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(l) "Company" shall mean SHARPMED, LLC.

(k) "Dissociation Event" shall mean those events and circumstances listed in A.R.S. §29-3602.

(m) "Dissociated Member" shall mean a Member following the occurrence of a Dissociation Event with respect to such Member.

(n) "Fair Market Value" shall mean the fair market value of a Member's Membership Interest, as determined by a qualified, independent appraiser appointed by the Manager. The Fair Market Value of a Member's Membership Interest shall be based upon an arm's length sale of the Company on such date in its entirety, such sale being between a willing buyer and a willing seller without regard to any minority discount or a discount with respect to disparate voting rights or a lack of marketability and liquidity for such Member's Membership Interest. In determining Fair Market Value, the appointed appraiser may obtain and rely on information and advice from any source or sources it deems appropriate, including consulting firms, accounting firms and/or appraisal firms. Any determination of Fair Market Value made by the appraiser shall be final and conclusive on the Company and the Members and their successors and assigns.

(o) "Fiscal Year" means the Company's fiscal year, which shall be a calendar year.

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(p) "Initial Class B Member Amount" means the amount set forth for each Class B Member on Exhibit A.

(q) "Interest" shall mean the economic rights of a Member and his or her permitted assignees and successors to share in the distributions of cash and other property from the Company pursuant to the Act and this Agreement, together with such Member's distributive share of the Company's net income or loss for federal and state income tax purposes.

(r) "Majority-in-Interest" shall, except as otherwise provided herein, mean those Members owning in the aggregate at least eighty percent (80%) of the Class A Units held by the Class A Members.

(s) "Manager" shall have the meaning set forth in Section 3.1 hereof.

(t) "Member" shall mean each Person identified in Section 2.1 as a Member, any other person acquiring a Membership Interest directly from the Company, and any other Person acquiring a Membership Interest from a Member if such Person qualifies as a Substitute Member.

(u) "Membership Interest" means a Member's rights in the Company, collectively, including the Member's economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

(v) "Net Available Cash Flow" shall mean, for any period, the Company's gross cash receipts derived from any source whatsoever (including, without limitation, from borrowing, sale of property, or the release of funds previously set aside as a reserve) less the portion thereof used to pay or establish reasonable reserves for all Company expenses, debt payments, asset acquisitions, capital improvements, expansions, repairs, replacements, contingencies, and any other proper cash expenditure of the Company as reasonably determined by the Manager. "Net Available Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

(w) "Percentage Interests" shall, except as otherwise provided herein, mean the percentage interest held by each Member of the Company, such percentage equal to the total Units issued to such Member divided by the aggregate Class A and Class B Units outstanding of all Class A and Class B Members.

(x) "Permitted Transfer" shall have the meaning set forth in Section 8.2 hereof.

(y) "Person" shall mean any individual and any legal entity.

(z) "Prime Rate" shall mean the prime rate of interest specified in the "Money Rates" section of the Wall Street Journal from time to time.

(aa) "Profits" and "Losses" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code §703(a), reduced by any items of income or gain subject to special allocation pursuant to this Agreement. and otherwise adjusted by the Members to comply with the Treasury Regulations.

(bb)   "Substitute Member" shall mean a Person who acquires a Membership Interest from a Member and who satisfies all of the conditions of Sections 8.3 and 8.4 hereof.

(cc)   "Transfer" shall mean when, used as a noun, any voluntary or involuntary sale. assignment, gift, transfer, or other disposition and when used as a verb, voluntarily or involuntarily to sell, assign, gift, transfer, or otherwise dispose of.

(dd)   "Treasury Regulations" shall mean the Regulations issued by the Treasury Department under the Code.

(ee)   "Unit" shall mean a unit of ownership in the Company based upon the Membership Interest owned by each Member and represent Class A Membership Interests and/or Class B Membership Interests.

ARTICLE 2

MEMBERS AND CAPITAL CONTRIBUTIONS

2.1   **Members**. The names and addresses of the Members as of the date hereof are listed on Exhibit A, attached hereto and made a part hereof.

The Manager shall maintain records reflecting any changes in the addresses of the existing Members as well as the addition of other Members resulting from either the transfer of a Membership Interest (to the extent permitted by this Agreement) or the issuance of additional Membership Interests (to the extent permitted by this Agreement).

2.2   **Initial Capital Contributions**. The initial Capital Contributions to be made by each Member and their Percentage Interests to be acquired in exchange therefor are set forth on Exhibit A attached hereto.

2.3   **Additional Capital Contributions; Member Loans**. No Class A Member shall be required to make any additional capital contributions to the Company, except as approved by the Members in accordance with Section 3.3. In the event that the Manager has determined that the Company needs additional funds, and absent approval of additional capital contributions in accordance with Section 3.3, the Manager may cause the Company to borrow such funds from any Member; provided, however, the terms of any such loan from a Member to the Company shall be commercially reasonable. No Class B Member shall be required to make any additional capital contributions to the Company under any circumstances and shall be exempt from participating in any capital call made by the Company unless said Class B Member elects to participate by providing written notice to the Company.

2.4   **Withdrawal of Contributions**. No Member shall have the right to demand the return of all or any part of the Member's Capital Contributions except as provided herein.

ARTICLE 3

MANAGEMENT

3.1 **Management.** Subject to Section 3.3 below, the business and affairs of the Company shall be managed exclusively by its designated Manager in accordance with the Act and the terms of this Agreement and the Manager shall have the complete right and authority to act on behalf of the Company for the purposes of the Company set forth in Section 1.5, including, but not limited to, executing any instrument or documents, including but not limited to any loan documents or evidences of indebtedness, or take any action on behalf of the Company. Christopher Salvino shall serve as the initial Manager of the Company. Upon the resignation of Christopher Salvino, a Majority-in-Interest of the Members shall have the right and authority to appoint a new Manager. Any Manager may, but need not be, a Member of the Company. .

3.2 **Matters Requiring Approval of a Majority-in-Interest of the Members.** The Manager shall not be authorized to do any of the following on behalf of the Company without the prior approval of a Majority in Interest of the Members:

(a) Amend the purposes of the Company from those set forth in Section 1.5;

(b) Merge the Company with or into any other entity, or otherwise cause the Company to participate in any reorganization with any other entity;

(c) Transfer or otherwise dispose of all or substantially all of the Company's assets or change its legal structure;

(d) Make any distribution of cash or other property to any Member that is inconsistent with the provisions of Article 5;

(e) Perform any act that contravenes the provisions of this Agreement;

(f) Possess property of the Company, or assign rights in property of the Company for other than a purpose of the Company; and

(g) Make any elections required of the Members pursuant to the provisions of Section 3.9 herein.

(h) Loan funds to any Manager, Member or Affiliate of a Member, provided any such loan shall only be on arms' length, commercially reasonable terms;

(i) Issue additional Membership Interests in the Company, create additional classes of Membership Interests or grant any preference(s) to a Member or class of Members;

(j) Call for additional capital contributions to the Company;

(k) Incur any indebtedness by the Company in excess of $250,000 or that would require the execution and/or delivery of personal guaranties by the Members; and

(l) Pay any compensation, bonus or other remuneration to a Manager, a Member or an Affiliate of a Manager or Member.

3.3 **Records**. The Manager, at the Company's expense, shall maintain the following records at the Company's registered office or at another location determined by the Manager:

(a) A list of the full name and last known business, residence, or mailing address of each Member, both past and present;

(b) A copy of the articles or organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's currently effective written operating agreement and all amendments thereto, copies of any prior written operating agreement no longer in effect, and copies of any writing permitted or required with respect to a Member's obligation to contribute cash, property, or services;

(d) Copies of the Company's federal, state, and local income tax returns and reports for the six most recent years;

(e) Copies of financial statements of the Company, if any, for the six most recent years;

(f) Minutes of every meeting, if any, of the Members;

(g) Any written consents or approvals obtained from Members for actions taken by Members without a meeting; and

(h) Such other records as may be required to be kept pursuant to the terms of the Act.

3.4 **Tax Returns and Other Elections**. The Manager shall, at the expense of the Company, cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Manager. The Members hereby agree to the designation of Christopher Salvino as the "tax matters partner" (within the meaning of § 6231 of the Code) of the Company.

3.5 **Manager's Duty of Care**. The Manager shall perform his duties on behalf of the Company in good faith with the degree of care that a general partner of a partnership would exercise under similar circumstances.

3.6   **Expenses of the Manager**. The Manager shall be entitled to have the Company pay, or be reimbursed by the Company for, all expenses reasonably incurred by the Manager in connection with carrying on the business and purposes of the Company.

3.7   **Exculpation and Indemnity of the Members**. The Manager shall not be liable or accountable in damages to the Company or any Member for any act or omission of such Manager in connection with carrying on the business and purposes of the Company unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of this Agreement. Further, the Company shall defend and hold harmless the Manager for any act or omission of the Manager in connection with carrying on the business and purpose of the Company unless such act or omission constitutes gross negligence, willful misconduct, a violation of law, or a breach of this Agreement.

3.8   **Compensation to Manager**. The Manager shall be entitled to compensation for services performed for the Company, subject to Section 3.2.

3.9   **Partnership Representative**.

(a)   Salvino shall be the Company's designated "partnership representative" within the meaning of Code § 6223 (the "Tax Representative") with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws.

(b)   If the Company qualifies to elect pursuant to Code § 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Tax Representative shall cause the Company to make such election.

(c)   If any "partnership adjustment" (as defined in Code § 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Manager and the Members upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by a vote of a Majority-in-Interest of the Members in writing within 10 business days after the receipt of such notice, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code § 6225, or make the election under Code § 6226.

(d)   If any "partnership adjustment" (as defined in Code § 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code § 6226, then (i) the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code § 6225(c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Code § 6225(c)(3), (4) and (5); and (iii) any "imputed underpayment" (as determined in accordance with Code § 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent

8

possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e)   If any subsidiary of the Company (i) pays any partnership adjustment under Code § 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Code § 6226, the Tax Representative shall cause the Company to make the administrative adjustment request provided for in Code § 6227 consistent with the principles and limitations set forth in Sections 1(d)-(e) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request.

(f)   The obligations of each Member or former Member under this Section 3.9 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF MEMBERS

4.1   **Limitation of Liability**. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in A.R.S. §29-3304 and other applicable law.

4.2   **Access To Company Records**. Each Member shall have full and complete access to all books, records, financial accounts, and documents relating to the Company during normal business hours and with reasonable notice to the Manager.

4.3   **Priority and Return of Capital**. No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or distributions; except that this Section 4.3 shall not apply to any loans made to the Company by any Members, including the Manager.

4.4   **Prohibition on Creation of Security Interest**. No Member may grant a security interest in the Member's Membership Interest or otherwise encumber the Member's Membership Interest in any manner except with the written consent of the Manager.

ARTICLE 5

DISTRIBUTIONS PRIOR TO LIQUIDATION

5.1   **Distributions of Net Available Cash Flow**. Prior to the dissolution of the Company and the commencement of the liquidation of its assets and winding up of its affairs, and subject to Section 5.2 below, the Company shall distribute the Net Available Cash Flow at such times and in such amounts as the Manager may determine. Any and all amounts distributed pursuant to this Section 5.1 shall be distributed among the Members in the following priority:

(a)   First, to satisfy any loans to the Company from any Member.

(b)   Second, to the Members in accordance with each Member's Percentage Interest, net of any distribution received by the Member pursuant to Section 5.2; provided, however, in the event the amount to be distributed hereunder exceeds $2,000,000 in any twelve (12) month period, such excess shall be distributed to the Class B Members in accordance with their respective pro rata share of the aggregate Initial Class B Member Amounts until such Initial Class B Member Amounts have been paid in full. Notwithstanding anything herein to the contrary, to the extent that Salvino is entitled to any of the above-referenced excess distributions in his capacity as a Class B Member to satisfy his Initial Class B Member Amount, Salvino hereby authorizes and directs the Company to pay all of Salvino's share of such distributions to Sue Salvino to satisfy all obligations under that certain promissory note from the Company in favor of Sue Salvino in the original principal amount of $2,000,000 and maturing on January 14, 2029 (the " Note"), until such time as the obligations of the SMP Note, including all principal and interest accrued thereon, have been satisfied in full. Any distributions paid to Sue Salvino that are otherwise owed to Salvino as a Class B Member hereunder, together with any and all other payments made by the Company under the Note, shall reduce Salvino's Initial Class B Member Amount hereunder on a dollar for dollar basis.

5.2   **Tax Distribution.** On an annual basis, the Company shall distribute to the Members an amount equal to at least forty percent (40%) of the Profit of the Company, if any, in accordance with each   Member's Percentage Interest.

5.3   **Distributions in Liquidation.**   Following the dissolution of the Company and the commencement of winding up and the liquidation of its assets, distributions to the Members shall be governed by Section 9.3 hereof.

5.4   **Amounts Withheld.**   All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members for all purposes of this Agreement.

ARTICLE 6

ALLOCATION OF PROFITS AND LOSSES

6.1   **Profits and Losses.**   After making any special allocations required under Appendix A to this Agreement, and after then allocating Losses to those Members who have guaranteed liabilities of the Company and who have a corresponding increase in the tax basis of their Membership Interest, the Profits and any additional Losses of the Company for each Fiscal Year shall be allocated among the Members in proportion to their Percentage Interests.

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6.2 **Tax Allocations**.

(a)   Except as otherwise provided in Section 6.2(b) hereof, for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Members in accordance with the allocations of Profit and Loss prescribed in this Article VI and Appendix A to this Agreement.

(b)   In accordance with Code § 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Book Value. In the event the Book Value of any Company asset is adjusted pursuant to subsection (b) of the definition of "Book Value" in Section A.1 of Appendix A to this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Book Value in the same manner as under Code § 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 6.2 are solely for purposes of Federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any person's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of this Agreement.

(c)   The Members are aware of the income tax consequences of the allocations made by this Article VI and Appendix A to this Agreement and hereby agree to be bound by the provisions of this Article VI and Appendix A to this Agreement in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

6.3   **Capital Accounts**. Capital Accounts shall be maintained for each Member in accordance with the Regulations under uniform policies established from time to time by the "tax matters partner."

6.4   **Allocation in Respect of Transferred Membership Interest**. If Membership Interests are conveyed in a Permitted Transfer during any Fiscal Year, allocations of Profits and Losses and items of income, gain, loss, and deduction with respect to such Membership Interests shall be allocated between the transferor and the transferee by taking into account their varying interests in the Membership Interests during such Fiscal Year.

ARTICLE 7

ADMISSIONS AND DISSOCIATIONS

7.1   **Admission of Member**. No Person shall be admitted as a Member of the Company as a result of the issuance of Membership Interests after the date of formation of the Company without the prior written unanimous consent of the Members. Additionally, no Person shall be admitted as a Member of the Company after the date of formation of the Company as a result of a Transfer of Membership Interests except in compliance with the terms of Article 8.

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7.2   **Right To Dissociate**. A Member may dissociate from the Company at any time by mailing or delivering a written notice of dissociation to the other Members at their last known address set forth in the list maintained by the Company. Notwithstanding the foregoing, the dissociation will be considered to be a breach of this Agreement. The Company may recover damages for the breach and may offset the damages against any amount otherwise distributable to the Dissociated Member.

7.3   **Rights of Dissociated Member**. Following the dissociation of a Member. the Dissociated Member (and its successors and assigns) shall cease to have any rights of a Member except only to receive distributions to the same extent as a permitted assignee of the Dissociated Member's Membership Interest in the Company in accordance with the terms of this Agreement. until such time as the Company is wound up and terminated.

ARTICLE 8
RESTRICTIONS ON TRANSFERABILITY

8.1   **General**. No Member shall be authorized to transfer all or a portion of such Member's Membership Interests unless the Transfer constitutes a Permitted Transfer.

8.2   **Permitted Transfers**. Subject to the conditions and restrictions set forth in Section 8.3. a Transfer of a Member's Membership Interests shall constitute a Permitted Transfer if:

(a)   The Members not transferring their Membership Interests unanimously consent to the transfer in writing;

(b)   The Transfer is made by a Member to an Affiliate of such Member or to another Member; or

(c)   The Transfer is made following compliance with the terms of the right-of-first refusal set forth in Section 8.6.

It is expressly provided herein that the transferee of Membership Interests in a Permitted Transfer pursuant to this Section 8.2 shall become a Substitute Member only if the conditions of Sections 8.3 and 8.4 hereof are satisfied. If the transferee of Membership Interests in a Permitted Transfer shall not become a Substitute Member, the transferee shall have only the rights set forth in Section 8.7 hereof and the transferor shall retain all management and voting rights with respect to such Membership Interests.

8.3   **Conditions To Permitted Transfer**. A Transfer shall not be treated as a Permitted Transfer unless all of the following conditions are satisfied.

(a)   The transferor and the transferee reimburse the Company for all costs that the Company incurs in connection with such Transfer;

(b)   The Transfer does not cause the Company to "terminate" for federal income tax purposes, unless all the Members consent in writing to waive this condition; and

(c)   The transferor and the transferee agree to execute such documents and instruments as the Manager determines are necessary or appropriate to confirm such Transfer.

8..4   **Admission as Substitute Member.**   Subject to the other provisions of this Article 8, a transferee of Membership Interests shall be admitted to the Company as a Substitute Member only upon satisfaction of the following conditions:

(a)   The Membership Interests with respect to which the transferee is being admitted were acquired by means of a Permitted Transfer;

(b)   The transferee becomes a party to this Agreement and executes such documents and instruments as the Manager determines are necessary or appropriate to confirm such transferee as a Member and such transferee's agreement to be bound by the terms of this Agreement;

(c)   The transferee provides the Company with evidence satisfactory to counsel for the Company that such transferee has made each of the representations and covenants set forth in Section 11.10 hereof, and

(d)   The Manager consents to the admission of the transferee as a Substituted Member, which consent may be withheld in the sole and absolute discretion of the Manager. Anything in this Section 8.4 to the contrary notwithstanding, a transferee shall not become a Substitute Member under any circumstances if, at the time of the Transfer, counsel for the Company determines that the admission of the transferee as a Substitute Member would result in the characterization of the Company for federal income tax purposes as an association and not as a partnership.

8.5   **Death of a Member.**   Upon the death of any Member or, in the event a Member is a Trust, then upon the death of the settlor of such Trust (an "Involuntary Selling Member"), the Manager, on behalf of the Company, shall have the right, but not the obligation, exercisable at any time within ninety (90) days after the Company learns of a Member becoming an Involuntary Selling Member, to repurchase all of such Involuntary Selling Member's Interest for an amount in cash equal to the Fair Market Value of the Involuntary Selling Member's Interest. The Manager shall exercise this right by sending written notice within said ninety (90) day period to the executor or representative of the Involuntary Selling Member, as the case may be, at his, her, or its address, if known, or to the Involuntary Selling Member at his or her address specifying a date within sixty (60) days from the end of such ninety (90) day period when the repurchase shall be consummated. The Company may pay all or a portion of the repurchase price for such Involuntary Selling Member's Interest by setting off and canceling any indebtedness then owed by the Involuntary Selling Member to the Company, if any, with the balance of the repurchase price to be paid in cash.

(a)   Any Member who becomes an Involuntary Selling Member shall, automatically upon becoming an Involuntary Selling Member, no longer be entitled to vote upon any matter related to the Company, and such Member's Membership Interest shall be limited to an economic interest only.

(b)   The Company may, in the discretion of the Manager, elect to purchase and maintain insurance policies on one or more of the Members for the purpose of providing for the purchase or redemption of all or a portion of an Involuntary Selling Member's Interest. In the event the Company receives the insurance proceeds to pay the Involuntary Selling Member for his or her Interest, any excess insurance proceeds shall be retained by the Company.

8.6   **Right of First Refusal**. In addition to the other limitations and restrictions set forth in this Article 8, except as permitted by subsections 8.4(a) - (d) hereof, no Member shall Transfer all or any portion of his or her Membership Interests (the "**Offered Interest**") unless such Member (the "**Seller**") first offers to sell the Offered Interest pursuant to the terms of this Section 8.6.

(a)   Limitation on Transfers. No Transfer may be made under this Section 8.6 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a third party (the "**Purchaser**") to purchase the Offered Interest for a purchase price (the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

(b)   Offer Notice. Prior to making any Transfer that is subject to the terms of this Section 8.6, the Seller shall give to the Company and each other Member written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**First Offer**") to sell the Offered Interest to the other Members and the Company (the "**Offerees**") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer, provided that the First Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Interest) to be provided by the Purchaser for any deferred portion of the Offer Price.

(c)   Offer Period. The First Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 P.M., local time at the Company's principal office, on the ninetieth (90th) day following the day of the Offer Notice.

(d)   Acceptance of First Offer. At any time during the first sixty (60) days of the Offer Period, any Offeree who is a Member may accept the First Offer as to that portion of the Offered Interest that corresponds to the ratio of his or her Percentage Interest to the total Percentage Interests held by all Offerees who are Members, by giving written notice of such acceptance to the Seller. Any portion of the Offered Interests not accepted by the Members during the first sixty (60) days may be accepted in whole or in part during the next ten (10) days of the Offer Period by those Members who have previously accepted a portion of the First Offer ("**Accepting Members**") with such portion of the Offered Interest to be equitably divided among the Accepting Members if more than the entire amount of such remaining portion is claimed by the Accepting Members. In the event that the Members, in the aggregate, accept the First Offer with respect to all of the Offered Interest, the First

Offer shall be deemed to be accepted. If the Members do not accept the First Offer as to all of the Offered Interest during the first seventy (70) days of the Offer Period, the Company shall have the right to purchase the entire Offered Interest by acceptance of the First Offer by the end of the Offer Period. If the Company does not accept the First Offer as to all of the Offered Interest, the First Offer shall be deemed to be rejected in its entirety.

(e) Closing of Purchase Pursuant to First Offer. If the First Offer is accepted, the closing of the sale of the Offered Interest shall take place within thirty (30) days of acceptance or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Members or the Company, as the case may be, shall execute such documents and instruments as may be necessary or appropriate to affect the sale of the Offered Interest pursuant to the terms of the First Offer and this Article VIII.

(f) Sale Pursuant to Purchase Offer If First Offer Rejected. If the First Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Interest to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided further that such sale complies with other terms, conditions, and restrictions of this Agreement that are applicable to sales of Interests and are not expressly made inapplicable to sales occurring under this Section 8.6. In the event that the Offered Interest is not sold in accordance with the terms of the preceding sentence, the Offered Interest shall again become subject to all of the conditions and restrictions of this Section 8.6.

8.7 **Rights as Assignee.** A Person who acquires Membership Interests (other than a Person who was a Member before such acquisition and other than an Affiliate of a Member) but who is not admitted to the Company as a Substituted Member shall have only the right to receive the distributions and allocations of Profits and Losses to which the Person would have been entitled under this Agreement with respect to the transferred Membership Interests, but shall have no right to participate in the management of the Company, no right to inspect the books and records of the Company, and no other rights accorded to Members under this Agreement.

8.8 **Tag-Along Rights.** No Member or group of Members (whether one or more, the "Selling Member") shall voluntarily transfer Membership Interests representing a Majority-in-Interest to a third party ("Third Party") unless all other Members ("Other Members") are given the opportunity ("Tag-Along Right") to transfer to the Third Party a portion of their respective Membership Interests at a price and on terms and subject to conditions that are no less favorable to the Other Members than those to the Selling Member. Unless the Third Party is willing to acquire a greater interest in the Company, all electing Other Members and the Selling Member shall be entitled to sell the same percentage of their Membership Interests to the Third Party. One or more of the Other Members may exercise the Tag-Along Right by giving written notice of such exercise to the Selling Member no later than fifteen (15) days after the Selling Member has provided written notice to the Other Members of such proposed transfer containing a copy of the offer of the Third Party and all terms related thereto. If some or all of the Other Members exercise the Tag-Along Right, then the Selling Member shall not transfer any of the Selling Member's Membership Interests to the Third Party unless the Third Party also acquires the Membership Interests of the Other Member(s) in accordance with the provisions of this Section.

8.9   **Prohibited Transfers**. Any purported Transfer of Membership Interests that is not a Permitted Transfer shall be null and void and of no force and effect whatsoever. In the case of an attempted Transfer that is not a Permitted Transfer, the parties engaging in or attempting to engage in such Transfer shall be liable to and shall indemnify and hold harmless the Company from all loss, cost, liability and damages that the Company or any Member shall incur as a result of such attempted Transfer.

ARTICLE 9

DISSOLUTION AND TERMINATION

9.1   **Dissolution**. The Company shall be dissolved upon the first to occur of any of the following events:

(a)   The written agreement of a Majority-in-Interest of the Members at any time; or

(b)   The entry of a decree of dissolution under A.R.S. §§ 29-3701A.(4) and 29-3708.

(c)   upon the occurrence of any Dissociation Event of the last remaining Member set forth in A.R.S. § 29-3602, unless within ninety (90) days of the event, all assignees of Interests in the Company consent in writing to admit at least one Member provided in §29-3701A.3.(a) of the Act to continue the business of the Company;

Except as set forth above, the occurrence of a Dissociation Event shall not cause the dissolution of the Company.

9.2   **Liquidation, Winding Up and Distribution of Assets**. The Manager shall proceed to liquidate the Company's assets and properties, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company's assets, to the extent sufficient therefor, shall be applied and distributed as follows:

(a)   First, to the payment and discharge of all of the Company's debts and liabilities except those owing to Members or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities;

(b)   Second, to the repayment of any outstanding loans to a Member;

(c)   Third, to the Class B Members in an amount equal to each respective Class B Member's Class B Member Amount, and in the event the total remaining proceeds available upon liquidation are not sufficient to satisfy the total aggregate Class B Member Amounts, then pro rata to each Class B Member in accordance with such Class B Member's Class B Member Amount;

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(d)   Fourth, to the Members in accordance with each Member's Percentage Interest.

9.3   **Deficit Capital Accounts**. No Member shall have any obligation to contribute or advance any funds or other property to the Company by reason of any negative or deficit balance in such Member's capital account during or upon completion of winding up or at any other time.

9.4   **Articles of Termination**. When all of the remaining property and assets have been applied and distributed in accordance with Section 9.2 hereof, the Manager shall cause "Articles of Termination" to be executed and filed with the Arizona Corporation Commission in accordance with the Act.

9.5   **Return of Contribution Non-Recourse To Other Members**.   Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

9.6   **In Kind Distributions**. A Member shall have no right to demand and receive any distribution from the Company in any form other than cash. However, a Member may be compelled to accept a distribution of an asset in kind if the Company is unable to dispose of all of its assets for cash.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1   **Notice**. Every provision for notice, demand or request required in this Agreement, or by applicable law shall be deemed fulfilled by written notice, demand or request personally served on (or mailed, sent by commercial courier, or delivered by facsimile transmission, as hereinafter provided) the party entitled thereto or on such party's successors or assigns. If mailed, such notice, demand or request shall be made by certified or registered mail, and deposited in any post office station or letter-box, enclosed in a postage paid envelope, addressed to such party at its address as set forth in the records of the Company, or to such other address as a party hereto shall direct by written notice pursuant to this Section, and shall be deemed to have been made on the second (2nd) business day following posting as aforesaid. If commercially sent, the party giving such notice shall use a recognized, commercial courier services and notice shall be deemed to have been made on the day of actual receipted delivery to the address. If sent by facsimile transmission, the party sending the transmission shall send it to the facsimile number, if any set forth in the records or to such other number as a party hereto shall direct by written notice given in accordance with this Section. Delivery shall be deemed to have been made on the day that the facsimile transmission occurred, if received prior to 4:00 p.m. on a business day at the place of receipt, otherwise on the following business day. References to "business day" shall mean a day which is not a Saturday, Sunday or legal holiday in Arizona.

10.2   **Application of Arizona Law**. This Agreement shall be construed and enforced in accordance with the laws of the State of Arizona.

10.3   **Waiver of Action For Partition**. Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

10.4   **Amendments**. This Agreement may not be amended except by the written agreement of a Majority-In-Interest of the Members; provided, however, any amendment that adversely impacts a specific Member must be approved by such affected Member.

10.5   **Execution of Additional Instruments**. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to effectuate the terms of this Agreement or to comply with any applicable laws, rules or regulations.

10.6   **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

10.7   **Severability**. If any provision of this Agreement of the application thereof to any person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

10.8   **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement and by applicable law, their respective heirs, legal representatives, successors, and assigns.

10.9   **Creditors and Other Third Parties**. None of the provisions of this Agreement shall be for the benefit of, or enforceable, by any creditors of the Company or any other third parties.

10.10   **Authority To Enter Into Agreement**. By execution of this Agreement below, each Member represents and covenants as follows:

(a)   The Member has full legal right, power, and authority to enter into this Agreement and to perform the obligations under this Agreement, including the obligation to make the Capital Contributions set forth in Article 2;

(b)   The Agreement constitutes the legal, valid, and binding obligation of the Member enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy and other laws of general application relating to creditors' rights or general principles of equity;

(c)   The Agreement does not violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under any other agreement of which the Member is a party; and

(d)   The acquisition of Membership Interests in the Company is made for the Member's own account for investment purposes only and not with a view to the resale or distribution of such interest.

10.11   **Counterparts.** This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any persons that are signatories hereto may execute this Agreement by signing any such counterpart.

10.12   **Consent of Spouse.** If a Member is married or shall become married and such spouse is not a Member or is not otherwise a signatory to this Agreement, the Member's spouse shall consent to the terms and provisions of this Agreement, including particularly the terms and provisions of Articles 8 and 10, unless it is established to the satisfaction of the Manager that the Membership Interests held by the Member constitute the Member's sole and separate property.

10.13   **Construction.** This Agreement shall not be construed as if it had been prepared by one of the parties to this Agreement, but rather shall be construed as if it had been drafted by all of the parties to this Agreement so that the rule of construing ambiguities against the drafters shall have no force or effect.

10.14   **Dispute Resolution.**   All disputes arising under this Agreement, including, without limitation, the interpretation of any terms or conditions of the Agreement or enforcement of the Agreement, if not resolved through good faith negotiations between the parties, shall be submitted to mandatory, binding arbitration pursuant to the Arizona Uniform Arbitration Act. The arbitrator's decision shall be final and binding on the parties, and no party shall have the right to submit any dispute under this Agreement to a court of law except to enforce this mandatory arbitration provision or an arbitration award.   The parties agree that arbitration is the exclusive remedy for any breach of or non-performance under the Agreement except as otherwise expressly provided in this Agreement.   In an arbitration, the parties shall each pay one-half (1 2) of the arbitrator's fee and the arbitrator shall have the discretion to award the prevailing party its reasonable attorneys' fees and costs and its share of the arbitrator's fee. The arbitration shall take place in Maricopa County, Arizona, with Arizona law applying to all matters in dispute.

THIS AMENDED AND RESATED OPERATING AGREEMENT is executed as of the date first above written.

Company: SHARPMED, LLC,
                                               an Arizona limited liability company



By: _____
                                               Christopher Salvino,   Manager

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Members:

_____ 5/10/24
CHRISTOPHER SALVINO

NORTHWEST   MEDICAL
TECHNOLOGIES,   INC.,   an   Oregon
corporation

By: _____ 5/10/24
DONALD A. SMITH, II,   President

NEECI, LLC

By: _____ 5/10/24
JAMES OBERMAN, Member

MICHUDA INNOVATIONS LLC

By: _____ 5/10/24
MARK MICHUDA, Member

_____ 5/10/24
JAMES OBERMAN

_____ 5/10/24
MARK MICHUDA

Ryan Hallet 05/10/2024
RYAN HALLETT

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SharpMed LLC
Capitalization Table - Exhibit A

Updated as of   05/07/24

Unit Holder	Class A Units	Class A % Interest	Class B Preference	Class B Units	Total Units	Total % Interest
Chris Salvino	7,500,000.00	75.0%	$ 2,545,192	45,000.00	7,545,000.00	68.3%
Northwest Technologies, Inc.	200,000.00	2.0%			200,000.00	1.8%
NEECI, LLC	1,480,000.00	14.8%	$ 1,675,000	0.00	1,480,000.00	13.4%
Michuda Innovations, LLC	450,000.00	4.5%	$ 325,000	0.00	450,000.00	4.1%
James Oberman	120,000.00	1.2%	$ 125,000	125,000.00	245,000.00	2.2%
Mark Michuda	170,000.00	1.7%	$ 125,000	125,000.00	295,000.00	2.7%
Ryan Hallett	80,000.00	0.8%	$ 125,000	125,000.00	205,000.00	1.9%
NEECI, LLC (Loan Equity Issued)				625,000.00	625,000.00	5.7%
			$ -	0.00	0.00	0.0%
	10,000,000.00	100.0%	$ 4,920,192	1,045,000.00	11,045,000.00	100.0%

APPENDIX A

A.1   Accounting Definitions. The following terms, which are used predominantly in this Appendix A, shall have the meanings set forth below for all purposes under this Agreement:

"Adjusted Capital Account Balance" means, with respect to any Member, the balance of such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Regulations §1.704-1(b)(2)(ii)(c). or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in clauses (4). (5) and (6) of §1.704-1(b)(2)(ii)(d) of the Regulations.

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Book Value" means. with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Book Value for any asset (other than money) contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed upon by the Members at the time of such contribution;

(b)   The Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Members as of the following times: (i) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for an Interest in the Company, if (in any such event) such adjustment is necessary or appropriate. in the reasonable judgment of the Members, to reflect the relative economic interests of the Members in the Company; or (iii) the liquidation of the Company for Federal income tax purposes pursuant to Regulations §1.704-1(b)(2)(ii)(g): provided, however, that. if a Member, or former Member whose Interest in the Company is being purchased or liquidated does not accept the proposed adjustment to the Book Value of any asset or assets, then such adjustment shall be determined by the following procedure: the disagreeing Members shall each select a qualified appraiser. Unless the same person is selected, the two appraisers shall then jointly nominate a third, neutral qualified appraiser, who shall determine the appropriate adjustment and whose determination shall be final and conclusive on the parties;

(c)   The Book Value of any Company asset distributed to any Member shall be adjusted to equal its gross fair market value on the date of distribution;

(d)   The Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code §734(b) or Code §743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation §1.704-1(b)(2)(iv)(m) and Section A.2(g) hereof; provided, however, that Book Values shall not be adjusted pursuant to this subsection (d) to the extent that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)   If the Book Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (d) above, such Book Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

"Capital Account" means, with respect to any Member or other owner of an Interest in the Company, the Capital Account maintained for such person in accordance with the following provisions:

(a)   To each such person's Capital Account there shall be credited such person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Sections A.2 and A.3 hereof, and the amount of any Company liabilities assumed by such person (excluding assumed liabilities that have been taken into account in computing the Net Asset Value of any Company property distributed to such person);

(b)   To each such person's Capital Account there shall be debited the amount of cash and the Net Asset Value of any Company property distributed to such person pursuant to any provision of this Agreement, such person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Sections A.2 and A.3 hereof, and the amount of any liabilities of such Person assumed by the Company (excluding assumed liabilities that were taken into account in computing the Net Asset Value of any property contributed by such person to the Company);

(c)   In the event any Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest;

(d)   Section 752(c) of the Code shall be applied in determining the amount of any liabilities taken into account for purposes of this definition of "Capital Account": and

(e)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with §§1.704-1(b) and 1.704-2 of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. The Members may modify the manner of computing the Capital Accounts or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Member) in order to comply with such Regulations. provided that any such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 9.3 hereof upon the dissolution of the Company. Without limiting the generality of the preceding sentence. the Members shall make any adjustments that are necessary or appropriate to maintain equality between the aggregate sum of the Capital Accounts and the amount of capital reflected on the balance sheet of the Company. as determined for book purposes in accordance with §1.704-1(b)(2)(iv)(g) of the Regulations. The Members shall also make any appropriate modifications if unanticipated events (for example. the availability of investment tax credits) might otherwise cause this Agreement not to comply with Regulations §1.704-1(b).

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" under Regulations §1.704-2(d) of the Regulations.

"Depreciation" means, for each Fiscal Year or other period. an amount equal to the depreciation. amortization or other cost recovery deduction allowable with respect to an asset for such year or other period. except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation. amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation. amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Fiscal Year. Depreciation shall be determined with reference to the asset's Book Value at the beginning of such year using any reasonable method selected by the Members.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" under §1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" has the same meaning as the term "partner nonrecourse debt minimum gain" under §1.704-2(i)(2) of the Regulations and shall be determined in accordance with §1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" under Regulations §1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Fiscal Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt

Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year over the aggregate amount of any distributions during such Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with §1.704-2(i)(2) of the Regulations.

"Nonrecourse Debt" or "Nonrecourse Liability" has the same meaning as the term "nonrecourse liability" under §1.704-2(b)(3) of the Regulations.

"Nonrecourse Deductions" has the meaning set forth in §1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a Company Fiscal Year equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined according to the provisions of §1.704-2(c) of the Regulations.

"Profits" or "Losses" means, for each Fiscal Year or other period, the taxable income or taxable loss of the Company as determined under Code §703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to §703(a)(1) of the Code) with the following adjustments:

(a) All items of gain or loss resulting from any disposition of the Company's property shall be determined upon the basis of the Book Value of such property rather than the adjusted tax basis thereof;

(b) Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(c) Any expenditures of the Company that are described in Code §705(a)(2)(B), or treated as such pursuant to Regulations §1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(d) If the Book Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of "Book Value" set forth in this Appendix A, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Section A.2 hereof;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term in this Appendix A; and

(f)   Notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Section A.2 or A.3 hereof shall not be taken into account in computing Profits or Losses.

A.2   Special Allocations. The allocation of Profits and Losses for each Fiscal Year shall be subject to the following special allocations in the order set forth below:

(a)   Member Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for any Fiscal Year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Regulations § 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Regulations §1.704-2(f)(6). Any special allocation of items of Company income and gain pursuant to this Section A.2(a) shall be made before any other allocation of items under this Appendix A. This Section A.2(a) is intended to comply with the "minimum gain chargeback" requirement in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease during a Fiscal Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Regulations §1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations §1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Section A.2(b) for a Fiscal Year shall be made before any other allocation of Company items under this Appendix A, except only for special allocations required under Section A.2(a) hereof. The items to be so allocated shall be determined in accordance with Regulations §1.704-2(i)(4). This Section A.2(b) is intended to comply with the provisions of Regulations §1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member receives any adjustments, allocations, or distributions described in clauses (4), (5) or (6) of Regulations §1.704-1(b)(2)(ii)(d), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by such Regulation, any deficit in such Member's Adjusted Capital Account Balance, such balance to be determined after all other allocations provided for under this Appendix A have been tentatively made as if this Section A.2(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount (if any) such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Appendix A have been made as if Section A.2(c) hereof and this Section A.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members in proportion to their Percentage of Membership Interests.

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated, in accordance with Regulations §1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable.

(g) Code §754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §734(b) or §743(b) is required to be taken into account in determining Capital Accounts pursuant to Regulations §1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

A.3 **Curative Allocations**. The allocations set forth in subsections (a) through (g) of Section A.2 hereof ("Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Appendix A (other than the Regulatory Allocations and the next two following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Section A.3 only if (and to the extent that): (a) the Members reasonably determine that such Regulatory Allocations are not likely to be offset by subsequent allocations under Section A.2(a) or Section A.2(b) hereof, and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member

Nonrecourse Deductions). The Members shall apply the provisions of this Section A.3. and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

A.4   **General Allocation Rules.**

(a)   Generally, all Profits and Losses allocated to the Members shall be allocated among them in proportion to their Percentage of Membership Interests, except as otherwise specifically provided under the terms of this Agreement. In the event Members are admitted to the Company pursuant to Article VII hereof on different dates during any Fiscal Year, the Profits (or Losses) allocated to the Members for each such Fiscal Year shall be allocated among the Members in proportion to the Percentage of Membership Interests that each Member holds from time to time during such Fiscal Year in accordance with Code §706, using any convention permitted by law and selected by the Members.

(b)   For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Members using any method permissible under Code §706 and the Regulations thereunder.

(c)   For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations §1.752-3(a)(3), their respective interests in Member profits shall be in the same proportions as their Percentage of Membership Interests.

EXHIBIT F

Joinder Agreement

JOINDER TO
OPERATING AGREEMENT OF
SHARPMED, LLC
FOR CLASS B UNITS

THIS JOINDER (this "Joinder"), dated as of _____ _____, 2024, to that certain Amended and Restated Operating Agreement of SharpMed, LLC, an Arizona limited liability company (the "Company"), dated as of May 14, 2024 (as the same may be amended, amended and restated or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and _____ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a Subscription Agreement dated as of _____ ___, 2024 and subject to New Member's execution of this Joinder, a Custodian Agreement and an Omnibus Nominee Trust Agreement, New Member has acquired certain Class B Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class CF Member for all purposes thereof on the date hereof.

2.   Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3.   Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4.   Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of Arizona.

[signatures appear on following page]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

SHARPMED, LLC

By:
Name: Christopher Salvino
Title: CEO and Manager
Address: 14362 N Frank Lloyd Wright Blvd, #1000, Scottsdale AZ 85260
Email: csalvino@sharpmed.com

NEW MEMBER:

For individuals only:

_____
(*sign name above*)

_____
(*print name above*)

For entities only:

_____
(*print entity name above*)

By: _____
(*sign name of officer above*)

Name: _____
Title: _____
(*print name and title of officer above*)

For entities and individuals:

Address: _____
_____
Email Address: _____

A copy of all notices to the above-named New Member shall be sent to:

Name: _____

Address: _____

_____

Email Address: _____

Video Transcript

Hello I'm Dr Chris Salvino CEO of SharpMed. I've been in the front lines of medicine for over 30 years. Not only saving lives as a trauma surgeon but also reshaping them as a biomedical Engineer. In that time, I've witnessed how the broken medical device development process blocks Innovations from reaching patients.

Medical devices are a staggering $164 billion industry in America, yet the overwhelming majority of developers fixate on achieving the latest technological feat. This comes at the expense of creating products that hospitals actually need and can afford. The result many potentially lifesaving devices fail to reach the market. I founded SharpMed to bridge this massive gap. SharpMed is a medical device developer that creates the Innovative products doctors need, hospitals want and that enhance patient care. SharpMed manages the entire development process from initial concept licensing to commercialization.

Our portfolio consists of five disruptive products that were carefully selected to fill an urgent need in patient care. Each of these products has undergone rigorous development and they currently range from 67% to 95% commercial readiness. Take Modern™ for instance, a never-before seen transparent N95 mask. Modern™ combines 99% filtration with the ability to communicate visually in health care settings. Then there's Bio Protect™ a cutting-edge dual-purpose oxygen mask. Bio Protect™ can increase oxygen levels by up to 64% and is designed to safeguard healthcare workers from bacteria and viruses transmitted by infected patients. We've also developed Exact™ a game changing disposable cervical measurement tool, used during childbirth. Our initial testing showed us it is more effective than the outdated two fingered method used since ancient Roman times. Exact™ can help doctors make better informed C-section decisions and reduce delivery complications. And last but not least there's TIMES™. TIMES™ is a suite of products that modernizes chest tube insertion, a procedure that's gone unchanged since the 1860s. This system makes chest tube insertions faster, easier, and potentially less painful. With TIMES™, we aim to dramatically improve outcomes for this critical medical procedure.

Our traction speaks for itself. With six issued patents, 16 more pending approval and pioneering research that's been published in seven highly esteemed medical journals, including the American Journal of Surgery. Now is the perfect time to in invest in SharpMed. As we prepare to launch our flagship Innovation Turbo® O_2. This game changing device prevents dangerously low auction levels during difficult intubations. Turbo® O_2 is 95% ready to commercialize. With FDA class 1 clearance already secured, we aim to raise an additional 1.2 to 5 million to bring Turbo® O_2 to market within a year. Our leadership team has already invested 4.5 million into our mission. And we are actively pursuing grants with the National Institutes of Health totaling 10 million in non-dilutive funding. Combined we believe this funding will bring our entire product line to market. By joining forces you can help ignite the next era of medical advancement and provide the breakthrough technologies that patients, doctors and the industry have been waiting for.

Invest in SharpMed today!

Published data shows within the emergency department and critical care unit 20 to 30 percent of critically ill adults who undergo emergent endotracheal tube intubation experience severe, life-threatening hypoxia with an associated mortality rate as high as 50 percent. Additionally, two recently published studies show that 33 percent of patients who undergo emergent endotracheal tube intubation within the emergency department experience hypoxia on average for 80 seconds.

When multiple intubation attempts are required, hypoxia is experienced in 70 percent of patient's undergoing emergent endotracheal tube intubation. Introducing the turbo cap, a revolutionary device that during difficult intubation attempts, extends the safe apnea period up to 16 minutes while maintaining a greater than 97 percent oxygen saturation level. With the turbo two cap, 100 percent oxygen concentration is delivered to the source, with the clinical difference unmatched when compared to alternative methods of oxygen delivery.

"People have tried different things that are close to simulating what the Turbo O_2 cap does, meaning there have been trials where they've like taped an oxygen canula on the side of a person's mouth and blown oxygen in into a person's mouth while undergoing intubation, but. Nobody has ever actually tried to put oxygen down the endotracheal tube at a sufficient enough volume or flow rate to really positively impact things and so that would. That's what makes this exciting and just remarkably simple at the same time. To me, it's a very pragmatic and simple device which has great promise be to prevent the most challenging complication and hopefully well become the standard for including in every emergency department or every emergence intubation that is done for patients who are at risk." Dr. Steven H. Mitchell, MD – Medical Director, Emergency Department of Harborview Medical Center

The Turbo O_2 Cap is a patent- issued, pre-commercial market- ready solution that offers clinical value during difficult intubation attempts and extends the safe apnea period up to 16 minutes while maintaining a greater than 97 percent oxygen saturation level. Economic value. Realize 85 percent product gross margin strategic value. By packaging the Turbo trademark, two Cap with an endotracheal tube can eliminate your endotracheal tube competition.

Hello, my name is uh Dr Brion Benninger Professor of Medical Innovation Technology and Research at West University of Health Sciences. Today I want to talk to you about the uh Turbo® O_2 Cap. And this is really quite an extraordinary small lovely Innovative little tool right here that's invention and what it was meant to do was, here you can see a classic ET tube. And as most of us know as we're putting an ET tube down, right if the patient has been paralyzed on purpose from an anesthetist or an anesthesiologist. Or whether they've come in they're traumatized and they're unconscious. But while you're doing this there is no oxygen going down into that person right. Well, the Turbo® O_2 Cap which is a universal cap will fit on any size and as you can see here it fits on beautifully. But it also has a port right here for oxygen so you can put O_2 in here you can deliver uh 10 L uh 15 L if you wish, per minute on to here. And when we did this, we had an O_2 sensor that we put inside a person who had graciously donated themselves on a donor cadaver. But the point is that you put this in, and as you're intubating, and you go down into here and you're intubating and you're using your laryngoscope. Whether it's manual or laryngo uh uh um a video laryngoscope, as you place it down and you have your port on here you are delivering O_2 so even as long as the chords aren't completely closed, O_2 isn't going down. We put a sensor in here and we were able to see that um it was rather efficient the amount of O_2 that was getting down at the bifurcation of the bronchi or at the end of the trachea. And so, this Turbo® Cap was absolutely uh phenomenal did what it was supposed to do for us, we put it on two or three different sizes. We used 5, 10 and then 15 uh liters per minute on here. And we found that you know the O2 sensor picked it up and we had the O2 sensor set at the bifurcation uh of the trachea or where the uh bronchi began. And therefore, this is an invaluable tool that gives us during that those moments where you're still trying to get through and maybe it's uh uh difficult Apgar scar it's tough to get that through those cords. And while you're trying to do that, and you know you're actually you can be delivering oxygen down through and between the the cords. And so, it's absolutely phenomenal it does what it says it's supposed to do and it even has a built-in safety type lock where if there was a oxygen in here. In such a way you're developing a back flow it would absolutely uh whistle or make a noise and let you know that you you need to come back out. And so on and so forth and so uh it's um uh I think this should be on every uh pre-hospital vehicle, every paramedic type of vehicle um, military type situations, wilderness situations and uh everyone should just have one of these and place it on here. As long as you've got the O2 that you can deliver at 5, 10, 15, we found that 10 L is fairly ideal. Alright uh so good luck and everyone should practice with this. Thanks very much.

Hello, my name is uh Dr Brion Benninger Professor of Medical Innovation Technology and Research at West University of Health Sciences. Today I want to talk to you about chest strains or thoracentesis and essentially, I want to show you this new technology by the Sharp Reactor company. And essentially this is a very minimally invasive uh endoscope you could look at it that way. But comparing it to the typical standard way of putting a chest strain in, yes, we would still make an incision about 1 cm with a scalpel blade on the upper border of a rib. And say in this particular fashion along this anterior lateral aspect of the on the left side here of this patient. But from there we would normally use artery forceps and it would be blunt crude we would puncture through and that's the crude part. Here with the uh Sharp Reactor, yes, we would make the 1 cm cut through the dermis, but after that this blunt end right here which is phenomenal because it's not sharp and yet when you put it through if once you get through if you have vessels on the other side or any other types of pathologies or whatever. You're not going to damage that because this is very blunt ended. However, the technique here is when you pull the trigger here what happens is you get a rotating blade that comes around it sticks out about 1 to 2 mm it rotates. The moment you pull the trigger it rotates and disappears, so it doesn't stay out. It's not sharp it can't injure anything, but the idea is rather than crude uh puncture. You put it on the opening where you made the cut through the dermis, you place it there you, hold constant pressure, light pressure, and the technique that I use is called the three finger or three trigger technique which is put pressure, one, two three. And really what that is is it makes uh each time it rotates through it cuts through the external intercostal muscle, then the internal costal muscle, then the innermost. And whether it does that methodically or does it in two or whatever does doesn't really matter. But once I do that, then I go ahead and introduce the rest of this introducer in there by then pulling this out, you then lay this down you would then take the actual chest drain. And uh the Sharp company also makes a very um modern very edgy type of chest train, which has its own holes and corrugations and various things in it. You then introduce that, put it up inside the chest, then remove this out and just put down either a a plaster down there across it to seal everything or you could tie that in, and you're done. This takes a total of about 10 to 20 seconds maximum where the conventional way will take anything from 3 4 minutes up to 10 minutes. So again, I'll just repeat um once you take the uh uh scule blade, one makes an incision, you put your finger right there where the incision was made, you place this here, put constant pressure, and it's one, two, three. You'll feel it give way go ahead and press this in, push in the actual chest strain, remove this out. So in a way you're doing the Seldinger technique. Beautiful, very common procedure, and this is all done within 10 seconds give or take. And so this really should be how we train people when we first teach medical students or paramedics or anybody and whether you're doing it on uh simulation. Uh graciously people who have donated themselves as donor cadavers or you can even use uh pig ribs with synthetic human skin. The Sharp Reactor is amazing quick fast and easy to learn. Thanks very much.

On behalf of SharpMed we would like to present the Exact, the world's first patented practical disposable cervical dilation measuring device for the active phase of labor.

The current standard of care is the usage of two gloved fingers to estimate the cervical dilation. This method is the same with a variety of variables, including those with long or short fingers, minimal to extensive experience, and from one to multiple examiners per patient. Up until now, this is the best we have had as medical providers, however, that is about to change. Multiple studies have confirmed that the two-finger cervical assessment in the active phase of labor is unreliable, with accuracy as poor as 19 percent in a realistic soft model simulator.

Inaccurate measurements significantly increase cost, affect bed utilization, and can lead to patient harm when drug therapy or c-sections are used when they fall, they did not need to or when drug therapy or c-sections were not used and should have. SharpMed identified the problem with a two-finger cervical dilation assessment and designed a first ever product called Exact, to practically address the issue of inaccuracy. The exact key features are that it is very easy to use fits under a glove, is disposable, inexpensive, and much more accurate than an estimate.

Exact has a simple measuring device that shows the cervical dilation measurement in a viewing window. Of note, the final commercial production version of the EXACT will be molded in colors for better dynamic visibility of the readouts. This is a close-up view showing how easy reading the cervical dilation number is. Place the device on the second and third fingers for the measurement, fully seat the device over your fingers palm side, up, place a glove over your hand - the measurement is taken.

Partially remove the glove and read the scale. The scale reads the cervix diameter.

This engineering study was done to show how reliable the exact device is between individuals in general. By using a hard cervical simulator, two different users were found to have nearly identical dilation readings with the exact device on compared to no device. The graph on the left represents the study with no device on, and the graph on the right is with the exact device being used.

As has been shown in prior research, a soft simulator is much more reliable and comparable to a human inactive labor than a hard simulator. Early results of a single non-medical user can be seen here, with the blue line representing the user's estimate of the cervical dilation using the exact device and the orange line representing the actual dilation. The horizontal line demonstrates that this user was tested 18 times using various soft cervical dilations.

The vision is that the inexpensive exact devices could be used in numerous locations such as labor and delivery rooms, emergency department, and some clinics. They could be in identical sized boxes and sizes as standard disposable gloves. As a Class one FDA device that fits under a glove, they do not need to be sterile. The exact cervical dilation measuring device has a number of features that will make this the standard of care, including disposable fits under a glove, low cost, easy to use, displayed in all key hospital clinic rooms, and most importantly, be more accurate than the existing two-finger approach. The poor data that come from the two-finger alone method results in errors with admissions, c-sections, and drug therapy, all of which should be improved upon with this simple device.

The following segment will provide an overview of our integrated chest tube insertion and management system called Times Thoracic Integrated Multimodal Emptying System. The reactor has a number of upgrades from the first generation. First, it comes in two sizes to allow chest tubes from 14 to 36 French to be inserted.

Second, the outer sheath is curved but straightens when placed onto the reactor. This is to help direct the chest tube more accurately within the chest cavity. Third, the redesigned scalpel eliminates the need for a handheld scalpel. 4th is a revolutionary new safety system that prevents fluids from coming out of the tube, which can contaminate the medical staff with such lethal pathogens as AIDS and hepatitis.

The second product in the time system is our new safety chest tube which has no equal and comes in sizes ranging from 14 to 36 French,

A number of features should make these the gold standard over existing chest tubes. Other improvements include larger drainage holes as well as a tube that is oval as opposed to most chest tubes which are round. These include a revolutionary safety system that, like the reactor, prevents bodily fluids from exiting the system until a drainage system is attached. This is unlike any other chest tubes on the market which can expose the operator much more easily to lethal pathogens from the patient. The oval shape may decrease the pain felt by patients as the chest tubes rub on the nerve attached to the rib. As you can see, the safety cap prevents fluids from exiting the tube until it is hooked up to a drainage system. The third product in the time system is our new suture less attachment system that consists of three very large, strong sterile layers with adhesive backing in which the chest tube is layered in between. The key factor is the elimination of suturing. Our system requires less equipment and early data shows it to be stronger than sutures. The 4th product in the time system is our emergency drainage bag that can be used anywhere but was designed for austere environments such as civilian EMS or the military in the field.

An advantage of this system is that a formal chest tube is not needed for temporary drainage. The reactor is introduced into the chest cavity.

When the bag tubing is connected to the reactor cannula, this opens up the connection and fluid and air can flow down the tubing into the bag. Like the reactor and the safety chest tubes, the bag was also designed to prevent exposure of lethal pathogens to the medical team with the hydrophobic event. The time system offers a revolutionary integrated approach to chest tube insertion, drainage and attachment and will become the standard of care in the near future.

EXHIBIT H

Testing the Waters Communications

 Republic

Company Name	SharpMed LLC

Logo	

Headline	Delivering the advanced, cost-effective medical devices hospitals need

Slides	

Tags	B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O_2. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O_2, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.

STREAMLINED PROCESS

- Addressing urgent, **Real-World Demand**
- Improving **Patient Care**
- Reducing costs for, **Healthcare Providers**
- Presenting compelling **Acquisition/ Licensing Opportunities**

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O$_2$ Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Endotracheal tube connector
Turbo
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O_2 Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O_2 extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready - poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95 (CLASS 1)
Adjustable headstrap
Replaceable particulate filters
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
65% COMPLETION RATE
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85% COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.


TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85%
COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL
CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL
PARAMEDIC
AMERICAN JOURNAL OF SURGERY
Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.


Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.
Dr. Donald Jenkins
Emergency Physician, Chester PA
Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ
The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!
To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.
Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH National Institutes of Health
Turning Discovery Into Health
SharpMed
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions

PRESIDENT & CEO



DR. CHRIS SALVINO, MD, FACS

Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.

Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.

Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDERSEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements.
Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.
Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc. Payroc is a Top Ten Non-Bank US Merchant Card PaymentProcessor. Since 1996, Jim has also served in senior executive capacities for leading, publicly traded,payment and finance companies, including FIS Worldpay (fkaVantiv) and CIT). For over 37 years Jim has been a board member of Calvary Academy Christian School, Restoration Ministries and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which includes Michuda Construction a 5thgeneration family business that specializes in health care construction, Cruz Construction whichis a Certified Minority Business, Evergreen Senior Living Development, and managementoversight of the sale of inHealth Life Sciences a CAP accredited high complexity toxicologylab.Mark has been actively involved with SharpMed on its Board of Directors since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.



Team

 Chris Salvino   Founder

 Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 

Company Name	SharpMed LLC

Logo



Headline   Delivering the advanced, cost-effective medical devices hospitals need

Slides



Tags   B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O$_2$. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O$_2$, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.

STREAMLINED PROCESS
Addressing urgent,
Real-World Demand
Improving
Patient Care
Reducing costs for,
Healthcare Providers
Presenting compelling
Acquisition/
Licensing Opportunities

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O_2 Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Turbo
Endotracheal tube connector
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O_2 Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O_2 extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready - poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95 (CLASS 1)
Adjustable headstrap
Replaceable particulate filters
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
65%
COMPLETION RATE
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O_2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85%
COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.


TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85%
COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL
CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL
PARAMEDIC
AMERICAN JOURNAL OF SURGERY
The Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
UNCONVENTIONAL MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.

Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.
Dr. Donald Jenkins
Emergency Physician, Chester PA
Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ
The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!
To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.
Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH National Institutes of Health
Turning Discovery Into Health
SharpMed
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions


PRESIDENT & CEO
DR. CHRIS SALVINO, MD, FACS
Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.
Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.
Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDRESEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements. Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.

Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc. Payroc is a Top Ten Non-Bank US Merchant Card PaymentProcessor. Since 1996, Jim has also served in senior executive capacities for leading, publicly traded,payment and finance companies, including FIS Worldpay (fkaVantiv) and CIT). For over 37 years Jim has been a board member of Calvary Academy Christian School, Restoration Ministries and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which includes Michuda Construction a 5thgeneration family business that specializes in health care construction, Cruz Construction whichis a Certified Minority Business, Evergreen Senior Living Development, and managementoversight of the sale of inHealth Life Sciences a CAP accredited high complexity toxicologylab.Mark has been actively involved with SharpMed on its Board of Directors since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.

Team



Chris Salvino   Founder



Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Company Name	SharpMed LLC

Logo



Headline — Delivering the advanced, cost-effective medical devices hospitals need

Slides



Tags — B2C, Healthtech, Pharmaceuticals & Medicine, Crowd SAFE, Companies

Pitch text

Summary

- Mission: To become the world's #1 medical device incubator.
- Founder: Dr. Chris Salvino: 30-year expert in surgery and bioengineering.
- Experience: 100 years developing FDA Class I and II medical devices.
- Market: $164 billion medical device market.
- Products: Bridging the gap between innovative tech and commercial viability
- IP: 6 Issued & 16 pending patents.
- Capital Goal & Deployment: This raise will initiate our full roster launch.

The Ask

Pioneering a new era in healthcare

SharpMed is seeking $1.2 million in funding to finalize the commercialization of the Turbo® O$_2$. With FDA Class I clearance already obtained and a robust patent portfolio including 2 issued patents and 4 more pending for Turbo® O$_2$, SharpMed is strongly positioned to deliver our suite of transformative medical devices.

This strategy is carefully designed to generate an initial revenue stream, providing capital to propel our pipeline of current and future innovations. Our commitment to strategic growth demonstrates financial prudence while also mitigating investment risks, as each product creates value for the company.

Together, we can ignite the future of medical technology and create a healthier tomorrow.

Vision

We aim to be the top medical device incubator in the world

Saving lives and enhancing care through a clear

product roadmap



"As CEO of SharpMed, my three decades as a trauma surgeon and biomedical engineer have shown me the critical disconnect in the medical device industry. My mission with SharpMed is to bridge this gap, creating essential tools that doctors need, hospitals want, and patients deserve, with the full weight of our team's 100 years of experience driving every innovation."

– Dr. Chris Salvino

We understand that saving lives and enhancing patient care extends beyond just ideas—it requires a meticulously crafted product roadmap that transforms those ideas into real-world medical solutions. Using our unique combination of **medical expertise, engineering prowess, and strategic business acumen**—we aim to lead the industry as the premier incubator for groundbreaking healthcare technologies worldwide.



Problem

The medical device market is broken

Even as a $164 billion market in the US, many life-saving medical devices never make it to market.

30 years ago, a university or independent inventor could sell revolutionary prototypes to device manufacturers. These manufacturers, with deep pockets and large R&D departments, would then bring them to market. Today, medical device developers must bring their own products to market without major manufacturer backing. Most developers, however, prioritize pushing technical boundaries over solving real-world healthcare problems. This disregard for hospitals' needs and budgets results in many life-saving advances not reaching the market. As a result, doctors are stuck with outdated tools and patients suffer.

Solution

We create the devices doctors need, hospitals want, and patients deserve

Finally, a medical device developer that bridges the gap between innovative concepts and market introduction.

At SharpMed, we specialize in designing and launching medical devices tailored to doctors' needs and hospital requirements. We rigorously assess the feasibility of each idea, advancing only those with confirmed viability. This streamlined process takes 'wickedly cool' ideas and transforms them into fully market-ready medical devices that are both cutting-edge and practical.

STREAMLINED PROCESS
Addressing urgent,
Real-World Demand
Improving
Patient Care
Reducing costs for,
Healthcare Providers
Presenting compelling
Acquisition/
Licensing Opportunities

Competitive Advantage

We manage the entire development process under one roof

Our integrated approach sets us apart from the pack

Unlike most medical device companies, SharpMed handles every aspect of the development process in-house—from concept and design, to production

and patents. This **integrated approach** allows us to bring revolutionary products to market quickly and efficiently.


INTEGRATED APPROACH
CLINICAL REVIEW
Detailed health and cost reviews
DESIGN & PROTOTYPING
Refining the main concept
LEGAL
Safeguarding ideas at every stage
REGULATORY
Ready for FDA review and clearance
STRATEGY & VALUE
Ensuring idea success & worth

Market

A $164B market today— a $291B giant tomorrow

Our strategic approach positions us to benefit from the industry's projected 8.5% CAGR over the next 6 years.

Our pathway is clear: we aim to grasp a commanding presence in the medical device industry by integrating **innovation, clinical excellence, and financial acumen** into a single, robust business model.



Products

From the lab to the frontline

Your investment paves the way for transformative impact across the healthcare landscape.

Our current products include five groundbreaking medical devices, each between 67-95% market-ready.
SharpMed is constantly developing earlier stage revolutionary ideas, which is the core of our company's mission. These aren't incremental gadgets but transformative tools designed to radically enhance medical care, drastically reduce complications, and save lives.

By investing in SharpMed, you're supporting both our current suite of innovations primed for strategic licensing and acquisition, as well as our pipeline of future game-changing inventions.

Turbo® O_2 Cap

A lifeline in critical moments that prevents dangerous drops in oxygen levels during intubation.


TURBO® O2 CAP (CLASS 1)
High Flow Oxygen Delivery Port
Stylet Access Port
95% COMPLETION RATE
Safety Pressure Releases Valve
Endotracheal tube connector
Extends safe time to intubation out to 16 minutes
First device to eliminate hypoxia during intubation
Transparent design for easy insertion & low cost
Usage: ED, ICU, EMS, Military

Healthcare Problem:

During emergency intubation, there is a constant risk of lethal hypoxia. Oxygen levels can rapidly drop below 70% in less than a minute. Without intervention, the next step is a high-risk tracheotomy, with a survival rate of less than 25%. Existing oxygen delivery methods like bag-mask ventilation and nasal cannula are difficult to perform correctly in emergencies and don't provide sufficient oxygen flow.

SharpMed's Solution:

Enter Turbo® O$_2$ Cap—what we believe to be the first and only device that can effectively eliminate hypoxia during emergency intubation procedures. Turbo® O$_2$ extends safe time to intubation out to 16 minutes, maintaining oxygen saturation above 97%. This extra time can mean the difference between life and death.

Market Readiness:

95% ready - poised for a 2024 commercial launch.

Video Summary:

Modern™ N95

The clear revolution in protective masks.


MODERN™ N95 (CLASS 1)
Adjustable headstrap
Replaceable particulate filters
Transparent; Anti-Fog, comfortable & lightweight
Reusable: Can be cleaned & reused
65% COMPLETION RATE
First transparent, reusable, comfortable N95
Mask is washable, filter is disposableg intubation
Usage - Medical providers, industry & consumers

Healthcare Problem:

N95 masks have been the go-to for airborne particle protection for decades. However, they come with challenges like skin erosions, obscured expressions, and discomfort that limit use. In settings where both protection and communication matter, traditional N95 masks fall short.

SharpMed's Solution:

Introducing the Modern™ N95 mask—a revolutionary blend of protection and transparent design that's on the cusp of FDA approval. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and

reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

Market Readiness:

65% - anticipated to launch commercially in 2025 - 2027.

Bio Protect™

A dual-purpose shield in the fight against pathogens.


DUAL-PURPOSE
BIO PROTECT™
(PROJECTED CLASS 1)
More comfortable feel than a traditional, simple mask
85%
COMPLETION RATE
Improved oxygen concentration levelts up to 64.2%
Reduces contamination and eliminates additional filter
Dual efficient O_2 mask that also reduces pathogens to the providers
Usage - EMS, Military & Hospital Wide

Healthcare Problem:

Administering oxygen to patients exposes healthcare workers to infectious airborne particles. Traditional cup-shaped masks are ill-fitting and allow exhaled breath to escape, failing to protect staff from viruses, bacteria, and other pathogens. Improved oxygen mask technology is urgently needed to provide respiratory support and shield frontline healthcare professionals from exhaled pathogens.

SharpMed's Solution:

The dual-purpose Bio Protect™ oxygen mask revolutionizes respiratory care for patients and providers. Its patented design delivers up to 64% more oxygen than traditional masks and captures over 99% of exhaled particles to protect healthcare professionals. Designed for comfort and compliance, it provides a secure and adjustable fit with dual integrated ports for CO2 monitoring and oxygen delivery.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026.

Exact™

Precision in childbirth, safety for generations.


EXACT™ (PROJECTED CLASS 1)
85% COMPLETION RATE
Anticipated first practical cervical device
Disposable & fits under a disposable glove
Easy-to-use, more accurate than digital exam, and inexpensive
Usage, OB/GYN offices, ED, L/D units

Healthcare Problem:

Accurate cervical dilation measurement is crucial for safe childbirth. But the standard two-finger method of testing—used since ancient Greece—is as inaccurate as 19%. This practice influences decisions on hospital admission, medication, and the rising rate of C-sections. Should a baby's and woman's well-being rely on such guesswork?

SharpMed's Solution:

Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based

decisions, enhancing the safety and predictability of deliveries. This innovation is set to modernize labor progression standards, leaving outdated methods where they belong—in the past. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach.

Market Readiness:

85% - anticipated to launch commercially in 2024 - 2026

Video Summary:

TIMES™

The pinnacle of chest tube management.


TIMES™ (PROJECTED CLASS 1-2)
REACTOR
85%
COMPLETION RATE
*Available in various sizes
First modern method of chest tube insertion
Family of 4 products for inserting, draining & securing chest tubes
Require small incision; no need for scalpel or clamp; improved drainage
Usage - EMS, Military & Civilian Hospitals

Healthcare Problem:

The technology for large chest tube insertions is from the 1860's; there must be a better way! The placement and maintenance of traditional chest tubes require a high level of precision, which can vary significantly among clinicians. This variability often leads to inconsistent patient outcomes and increased safety concerns.

SharpMed's Solution:

TIMES™ revolutionizes chest tube management with its state-of-the-art approach. Our groundbreaking platform simplifies procedures for healthcare

providers while enhancing patient safety and elevating the standard of thoracic care. The TIMES™ System is a family of 4 products. It is the belief of SharpMed that the Reactor Generation 2 will also be an FDA Class 2 product via a 510(k) submission. SharpMed also is confident that the other three products in this family (closed chest tube, sutureless attachment system, and temporary drainage bag) will be considered FDA Class 1 products. Experience a new era in chest tube management with TIMES™.

Video Summary:

Single Page Product Summaries

Click Here To Download PDF Summaries of Each Product

Clinically Proven And Physician Approved

From pioneering research to clinical application

To date, the medical research behind our products has been published in these highly-esteemed medical journals:


MEDICAL CORPS
SAEM
Society for Academic Emergency Medicine
TACTICAL
PARAMEDIC
AMERICAN JOURNAL OF SURGERY
The Journal of Trauma and Acute Care Surgery
UNCONVENTIONAL WARFARE
JOURNAL OF SPECIAL OPERATIONS MEDICINE
UNCONVENTIONAL MEDICINE
SharpMed

What frontline heroes are saying about SharpMed

Our real-world impact according to trailblazing doctors: The firsthand accounts of the healthcare professionals who use our products proves our impact on patient care. Each story is a testament to our commitment creating a future where SharpMed is synonymous with excellent care and enhanced patient experiences.


Far and away faster than the traditional method with its multiple steps and reaching from tray to op field and back. All in all, I think this is the future of emergency tube thoracostomy.
Dr. Donald Jenkins
Emergency Physician, Chester PA
Dr. Michael Todd
Trauma Surgeon, Scottsdale AZ
The device handles very intuitively and I decompressed the pneumothorax much quicker than a needle decompression... I do plan on using the Reactor again!
To me, it's a very pragmatic and simple device which has great promise to prevent the most challenging complications and hopefully will become the standard for including in every emergency department or every emergency intubation that is done for patients who are at risk.
Dr. Steven H. Mitchell, MD, FACEP
Medical Director, Seattle WA

Patents

Our intellectual milestones

A glimpse at our 6 issued and 16 pending patents.

Our remarkable IP portfolio consists of 6 issued and 16 pending patents, showcasing our unwavering commitment to innovation and reinforcing our unique technologies. Our issued patents safeguard crucial innovations, encompassing the key features of all 5 of our products. Simultaneously, our pending patents serve as a protective shield for our technological domain, thwarting imitations by competitors. This ensures exclusive market rights and a formidable competitive advantage for years to come.

PATENT	DESCRIPTION	U.S. SERIAL #
Anti-Contagion Mask	Basic clear passive face mask respirator	11,123,581
Anti-Contagion Mask	Basic clear passive face mask respirator	11,684,809
Endotracheal Tube Assembly	Single Pressure Relief Valve for ET Oxygen Cap	11,826,507
Laryngoscopic Device with Drug & Oxygen Delivery Conduits	Coopted Oxygen Conduit with Laryngoscope Blade	9,295,798 B2
Cervix Caliper	Method of measuring the cervix during labor. Unique design as the disposable device fits under the disposable glove.	16,867,700
Chest Tube Trainer	A device that helps practice insertion of chest tubes	11,107,371

Grants And Founder Commitment

Empowering our vision through strategic funding

We're unlocking new, non-dilutive capital avenues to redefine patient care.

Our dedication to revolutionizing patient care is exemplified by the personal commitment of our leadership. Prior to seeking external funding, our founder and Board of Directors invested $4.5 million into our venture.

Now SharpMed is actively seeking additional non-dilutive funding opportunities to strengthen our resources. We are currently applying for 5 National Institutes of Health NIH grants, with a target of securing up to $10 million to expedite our growth.


NIH National Institutes of Health
Turning Discovery Into Health
SharpMed
$2M
$2M
$2M
$2M
$2M
$10M

Leadership

We Meet the pioneers behind

SharpMed

A leadership team as innovative as our solutions

→ **PRESIDENT & CEO**



DR. CHRIS SALVINO, MD, FACS

Dr. Salvino is a trauma and critical care surgeon with thirty years of experience in medicine. In addition to having a strong, hands-on clinical background, Dr. Salvino is an accomplished inventor with a degree in Mechanical Engineering. Early on, he recognized a need for improvements in the medical device development process; improvements that would benefit both patients and clinicians.

Dr. Salvino completed his Bachelor of Science in Biology at the University of Notre Dame and his Doctor of Medicine at Loyola Medical School. Dr. Salvino also holds Master's degrees in Aerospace Medicine from Wright State University, Flight Test Engineering from the National Test Pilot School, Planetary Geology from Arizona State University, Engineering Mining from the University of Arizona, and Space Studies from the University of North Dakota.

Surgeon | Engineer | Geologist | Pilot | Space Developement

 **CFO**

KEN ANDRESEN



Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States.

For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements. Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company.

Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

 **JAMES OBERMAN**



Currently serves as CEO of Payroc. Payroc is a Top Ten Non-Bank US Merchant Card PaymentProcessor. Since 1996, Jim has also served in senior executive capacities for leading, publicly traded,payment and finance companies, including FIS Worldpay (fkaVantiv) and CIT). For over 37 years Jim has been a board member of Calvary Academy Christian School, Restoration Ministries and Parkview Christian Church

 **MARK MICHUDA**



President of Michuda Diversified Holdings which includes Michuda Construction a 5thgeneration family business that specializes in health care construction, Cruz Construction whichis a Certified Minority Business, Evergreen Senior Living Development, and managementoversight of the sale of inHealth Life Sciences a CAP accredited high complexity toxicologylab.Mark has been actively involved with SharpMed on its Board of Directors since 2020.

 **RYAN HALLET**



Chief Growth Officer and founder of a market leading Payments Company, "Payroc". Ryan has extensive experience in sales, distribution, and marketing. Ryan serves as a board advisor andboard member in both Payments companies and local non for profit organizations.

 **DON SMITH**



30 years of Medical Industry experience in Sales & Marketing, Management, Product Development aswell as Corporate and Government Account Management from Fortune 100 to startup companies. Participated in numerous product launches and successful introduction/adoption of disruptive technologies. Led successful medical device companies from start up to revenue generation and exit. Training and Experience in military and civilian pre-hospital clinical roles.



Team

 Chris Salvino   Founder

 Ken Andresen   Chief Financial Officer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". Briefly, these 5 are:

- **TURBO® O₂ CAP** – designed to eliminate/reduce hypoxia during difficult intubations. The Turbo® O₂ Cap is projected to be commercially ready at the end of 2024 or the beginning of 2025.
- **MODERN™ N95** – developed to be the world's first transparent N95 that is adjustable, comfortable, and washable (the main body) with a disposable filter.

- **EXACT™ CERVICAL RULER** – the two-finger approach to measuring the cervix in the active phases of labor has not changed since it was first described in Roman times. Our device was designed to be a simple, disposable, easy-to-use product that is designed to be much more accurate.
- **BIO PROTECT™** – the world's first dual-purpose mask that is designed to provide more oxygen than other simple masks, but also is being developed to provide staff protection if the patient has respiratory disease.
- **TIMES™ SYSTEM** – A family of products to ideally allow a much quicker and easier chest tube insertion and attachment to the chest wall without sutures. A bonus is that this system comes with what we believe is the world's first closed-chest tube, so blood/pus is contained until the drainage system is hooked up.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.
I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic:

•   **Reserve**. Reserve from $100 + via our campaign page as we prepare to launch our campaign.
•   Ask Questions. Want to learn more? Post your questions on our discussion board here.
•   Follow our campaign. Not sure if you want to invest, but still want to stay up to date? Feel free to hit the follow button on our campaign.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement (Form C) is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

  







I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. Our current products include five groundbreaking medical devices, each between 67-95% market-ready. One of which is the **TURBO® O₂ CAP** – designed to eliminate/reduce hypoxia during difficult intubations. The Turbo® O₂ Cap is projected to be commercially ready at the end of 2024 or the beginning of 2025. See our exciting video on this product

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform. We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in owning a stake in our growing business. It's truly exciting to be part of this leap forward in democratizing the startup investment market. **I'd like to invite you to check out our** campaign, and I'd love to have you participate in any way you can.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". One of which is the **EXACT™ CERVICAL RULER.** The two-finger approach to measuring the cervix in the active phases of labor has not changed since it was first described in Roman times! Exact™ brings unparalleled precision to cervical dilation measurement. It equips obstetricians and midwives with the tools to make evidence-based decisions, enhancing the safety and predictability of deliveries. Testing using early prototypes has been very encouraging; we anticipate research will demonstrate that the Exact™ is much more accurate than the old-fashioned two-finger approach. See the product video here.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. We have 5 now that are ~ 67-95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become "standard of care". One of which is **MODERN™ N95** – developed to be the world's first transparent N95 that is adjustable, comfortable, and washable (the main body) with a disposable filter. More than a traditional respirator, Modern™ N95 is a comfortable, adjustable, and reusable shield that improves visual cues for effective communication. Our filtration tests hint at a future where N99-level protection is possible, redefining safety.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

  







OUR CAMPAIGN IS JUST A FEW WEEKS AWAY FROM GOING LIVE!

I am writing to you as you have received newsletters in the past about our revolutionary medical devices in development. Our current products include five groundbreaking medical devices that are 67 – 95% commercially ready. We believe each one of these can become game changers and for some of them the potential to become a "standard of care". One of which is the TIMES™ System – our groundbreaking platform that revolutionizes the insertion, attachment, and drainage of chest tubes! Did you know that the main way doctors insert chest tubes is based on a procedure from the 1860s? Would you buy a cellphone that was 150 years old?

Please see the product video here.

In addition to the world-class development noted above, I am excited to tell you that we are about to launch a fundraising round for SharpMed on Republic, a leading investment platform.

We're taking a new approach in the startup world; an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening the investment opportunity to anyone interested in having a stake in the future of our growing business with as little as **$100**.

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

I'd like to invite you to check out our campaign reservation page https://republic.com/sharpmed, and I'd love to have you participate in any way you can as we prepare to launch our crowdfunding campaign on Republic.

Thank you once again, and I look forward to telling you more about the future of SharpMed.

Chris Salvino, MD, FACS
CEO – SharpMed

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement (Form C) is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

  

